                                                             File No. 333-10105

                          Securities and Exchange Commission
                                   Washington, D.C.

                            Pre-Effective Amendment No. 1

                                       Form N-4

               Registration Statement Under the Securities Act of 1933
                                        and/or
           Registration Statement Under the Investment Company Act of 1940

                       American Maturity Life Insurance Company
                                Separate Account AMLVA
                              (Exact Name of Registrant)

                       American Maturity Life Insurance Company
                                 (Name of Depositor)
                                    P.O. Box 2999
                               Hartford, CT  06104-2999
                      (Address of Depositor's Principal Offices)

                    Depositor's Telephone Number:  (860) 843-7563

                                 Thomas S. Clark

                       American Maturity Life Insurance Company
                                    P.O. Box 2999
                               Hartford, CT  06104-2999
                       (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:

    As soon as practicable after the effective date of this Registration Statement.

Calculation of Registration Fee Under Securities Act of 1933

-------------------------------------------------------------------------------
Title of         Amount       Proposed Maximum  Proposed Maximum   Amount of
Securities       Being        Offering          Aggregate          Registration
Being Requested  Registered   Price Per Unit    Offering Price     Fee
-------------------------------------------------------------------------------
                                                                   PAID
American Maturity Life              Pursuant to Regulation 270. 24f-2 under the
Insurance Company                   Investment Company Act of 1940, Registrant
Separate Account AMLVA              hereby elects to register an indefinite
Units of Interest                   number of units of interest in this
                                    Separate Account

-------------------------------------------------------------------------------



The Registrant hereby amends this Registration Statement on such date or dated as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that his Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

AMERICAN MATURITY LIFE INSURANCE COMPANY
P.O. BOX 7005
PASADENA, CA 91109-7005
TELEPHONE: 1-800-923-3334
THE AARP VARIABLE ANNUITY


This Prospectus describes the AARP Variable Annuity, a group flexible premium variable annuity contract. American Maturity Life Insurance Company ("American Maturity" or "Company" or "We" or "Us") offers the AARP Variable Annuity by issuing you a Certificate ("Certificate") if you are eligible. We offer the Certificate to members of the American Association of Retired Persons ("AARP") for retirement planning purposes. We allocate premium payments for each Certificate to Sub-Accounts of American Maturity's Separate Account AMLVA ("Separate Account"), or American Maturity's General Account. The following Sub-Accounts are currently available:


      MONEY MARKET PORTFOLIO of the Scudder Variable Life Investment Fund
          BOND PORTFOLIO of the Scudder Variable Life Investment Fund
                  BALANCED PORTFOLIO of the Janus Aspen Series
     CAPITAL GROWTH PORTFOLIO of the Scudder Variable Life Investment Fund GROWTH & INCOME PORTFOLIO of the Scudder Variable Life Investment Fund PARTNERS PORTFOLIO of the Neuberger & Berman Advisers Management Fund CAPITAL APPRECIATION PORTFOLIO of the Dreyfus Variable Investment Fund
          SMALL CAP PORTFOLIO of the Dreyfus Variable Investment Fund
              WORLDWIDE GROWTH PORTFOLIO of the Janus Aspen Series

--------------------------------------------------------------------------------

THIS PROSPECTUS PROVIDES INFORMATION YOU SHOULD KNOW BEFORE PURCHASING A CERTIFICATE. YOU SHOULD READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. WE SENT ADDITIONAL INFORMATION ABOUT THE SEPARATE ACCOUNT TO THE SECURITIES AND EXCHANGE COMMISSION. IT IS CALLED THE STATEMENT OF ADDITIONAL INFORMATION, AND WE WILL SEND A COPY TO YOU WITHOUT CHARGE IF YOU WRITE OR CALL US. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION IS REPRODUCED ON PAGE 27 OF THIS PROSPECTUS. THE STATEMENT OF ADDITIONAL INFORMATION IS INCORPORATED BY REFERENCE TO THIS PROSPECTUS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
   OFFENSE.



THE CERTIFICATE IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK. IT IS NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN A CERTIFICATE INVOLVES RISK, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.


THE CERTIFICATE IS NOT AVAILABLE IN ALL STATES AND THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH AN OFFER MAY NOT BE MADE LAWFULLY. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE RELATED STATEMENT OF ADDITIONAL INFORMATION (OR ANY SALES LITERATURE APPROVED BY AMERICAN MATURITY), AND ANY SUCH UNAUTHORIZED INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, SHOULD NOT BE RELIED UPON.


THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES FOR THE FUNDS.

--------------------------------------------------------------------------------

PROSPECTUS DATED:
STATEMENT OF ADDITIONAL INFORMATION DATED:

2                                       American Maturity Life Insurance Company
--------------------------------------------------------------------------------


                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
DEFINITIONS...........................................................    2
SUMMARY...............................................................    4
FEE TABLE.............................................................    6
AMERICAN MATURITY, THE SEPARATE ACCOUNT, THE FUNDS, AND THE GENERAL
 ACCOUNT..............................................................    9
  American Maturity Life Insurance Company............................    9
  Separate Account AMLVA..............................................    9
  The Funds...........................................................   10
  Investment Advisers to the Funds....................................   11
  The General Account.................................................   11
  Performance Related Information.....................................   11
THE CERTIFICATE.......................................................   12
  What is the Certificate?............................................   12
  How to Apply for Your Certificate...................................   12
  Making Your Premium Payments........................................   12
  How Your Payments are Invested......................................   12
  Certificate Value...................................................   13
  Transfers Between the Sub-Accounts/Fixed Account....................   13
  Charges Under the Certificates......................................   14
  Death Benefits......................................................   16
  Surrenders..........................................................   16
  Annuity Benefits....................................................   17
  Annuity Options.....................................................   18
FEDERAL TAX CONSIDERATIONS............................................   19
INFORMATION REGARDING TAX QUALIFIED PLANS.............................   23
MISCELLANEOUS.........................................................   25
  Voting Rights.......................................................   25
  How the Certificates are Sold.......................................   25
  Custodian of Separate Account Assets................................   26
  Assignment..........................................................   26
  Rights of Annuitant and Certificate Owner(s)........................   26
  Modification of Group Contract and Certificates Thereunder..........   26
  Change in the Operation of the Separate Account.....................   26
  Legal Matters and Experts...........................................   26
  Additional Information..............................................   27
TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION..............   28

American Maturity Life Insurance Company                                       3
--------------------------------------------------------------------------------

                                  DEFINITIONS

In this Prospectus, "We," "Our," "Us," or "the Company" refer to American Maturity Life Insurance Company ("American Maturity"). "You" and "your" refer to the Certificate Owner.

ACCUMULATION UNIT -- A unit of measure used to calculate the value of a Sub-Account of a Certificate before the Annuity Commencement Date.


ADMINISTRATION CHARGE -- A dollar amount We deduct to cover administrative expenses. This charge is an annual percentage. It will be shown on your Certificate on the page entitled "Certificate Specifications."


ADMINISTRATIVE OFFICE OF THE COMPANY -- See "Additional Information" on page 26, for address information.

ANNUAL FEE -- An amount that is deducted from your Certificate at the end of each Certificate Year before the Annuity Commencement Date, or on the date of full surrender of the Certificate, if earlier.

ANNUITANT -- The person on whose life an annuity is purchased.


ANNUITY COMMENCEMENT DATE -- The date on which your selected annuity option, to receive regular annuity payments, becomes effective.


ANNUITY UNIT -- A unit of measure used to calculate the value of annuity payments under the variable annuity option.

BENEFICIARY -- The person entitled to receive benefits according to the terms of the Contract in case of the death of a Certificate Owner or Annuitant, as applicable.

BUSINESS DAY -- Every day the New York Stock Exchange is open for trading. The end of the Business Day is the close of the New York Stock Exchange. The New York Stock Exchange normally closes at 4:00 p.m. Eastern time.

CERTIFICATE -- Your annuity policy. The Certificate is issued by Us to you. It is evidence that you, or someone on your behalf, made a premium payment under the group contract issued by Us to the AARP Group Annuity Trust.


CERTIFICATE ANNIVERSARY -- An anniversary of the Certificate Date. Similarly, Certificate Years are measured from the Certificate Date. The Certificate Date will be shown on your Certificate on the page entitled "Certificate Specifications."


CERTIFICATE DATE -- The effective date of the Certificate (the date on which your annuity takes effect).

CERTIFICATE OWNER -- The owner(s) of the Certificate, sometimes referred to as "you."

CERTIFICATE VALUE -- The value of the Sub-Account(s) plus the value of the Fixed Account on any Business Day.

CERTIFICATE YEAR -- Each 12-month period starting on the Certificate Date and ending the day before each Certificate Anniversary.

CODE -- The Internal Revenue Code of 1986, as amended.

COMPANY -- American Maturity Life Insurance Company, sometimes referred to as "We" or "Us."

CONTINGENT ANNUITANT -- The person designated by you who, upon the Annuitant's death prior to the Annuity Commencement Date, becomes the Annuitant.

CONTINGENT DEFERRED SALES CHARGE -- A charge that may be deducted from Your Certificate Value if you make withdrawals from your Certificate within a certain number of years.

CONTRACT OWNER -- The AARP Group Annuity Trust.

DUE PROOF OF DEATH -- A certified copy of the death certificate, an order of a court of competent jurisdiction, a statement from a physician who attended the deceased, or any other proof acceptable to Us.

ENROLLMENT FORM -- A form you completed in order to purchase a Certificate.

FIXED ACCOUNT -- An investment option that earns a rate of interest of at least 3% per year. Amounts invested in the Fixed Account become part of Our General Account.

FUND(S) -- The underlying investments contained in each Sub-Account of the Separate Account.

GENERAL ACCOUNT -- All assets of the Company other than those allocated to the Separate Accounts of the Company.

GROSS SURRENDER VALUE -- The Certificate Value (dollar amount) to be deducted from your Certificate when you make a full or partial surrender.

MORTALITY AND EXPENSE RISK CHARGE -- A dollar amount we deduct from the Sub-Accounts to cover risks of administrative expenses and mortality. This charge is an annual percentage.

NET INVESTMENT FACTOR -- A factor used to determine the value of Accumulation Units or Annuity Units each day.

NET SURRENDER VALUE -- The amount payable to you on a full or partial surrender after the deduction for any unpaid Taxes, Annual Fee (for full surrenders only), and any Contingent Deferred Sales Charge.

NON-QUALIFIED CERTIFICATE -- A Certificate other than a Qualified Certificate.

QUALIFIED CERTIFICATE -- A Certificate that qualifies under the Code as an Individual Retirement Annuity ("IRA"), or a Certificate purchased by a Qualified Plan, qualifying for special tax treatment under the Code.

QUALIFIED PLAN -- A retirement plan that receives favorable tax treatment under
Section 401, 403(a), 403(b), 408 or 547 of the Code.

SEC -- Securities and Exchange Commission, which is a federal regulatory body authorized by Congress.

SEPARATE ACCOUNT -- An account established by Us to separate the assets funding the variable benefits for the class of contracts to which this Certificate belongs from the other assets of the Company. The assets in the Separate Account

4                                       AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

are not chargeable with liabilities arising out of any other business We may conduct.

SUB-ACCOUNT -- The subdivisions of the Separate Account. You purchase units of the Sub-Accounts to participate in the investment experience of the underlying Funds.

SURRENDER -- A full or partial withdrawal from your Certificate.


TAXES -- The amount of tax, if any, charged by a federal, state or municipal entity on premium payments or Certificate Values. Premium taxes imposed by some states currently range up to 3.5%.


VALUATION PERIOD -- The period between the close of business on successive Business Days.

WE, OUR, US -- American Maturity Life Insurance Company.

YOU, YOUR -- The Certificate Owner(s).

AMERICAN MATURITY LIFE INSURANCE COMPANY                                       5
--------------------------------------------------------------------------------

                                    SUMMARY

THIS BRIEF DESCRIPTION IS ONLY AN OVERVIEW OF THE MORE SIGNIFICANT FEATURES OF THE CERTIFICATE. MORE DETAILED INFORMATION MAY BE FOUND IN SUBSEQUENT SECTIONS OF THIS PROSPECTUS AND IN THE STATEMENT OF ADDITIONAL INFORMATION.

    WHAT IS THE CERTIFICATE? The AARP Variable Annuity (the "Certificate") is a long-term financial planning device offered to eligible members of the American Association of Retired Persons. The Certificate permits you to invest on a tax-deferred basis for retirement or other long-range goals, and to receive a series of regular payments for life or a period of years. The Certificate is also available for Individual Retirement Annuities (IRAs). (See "The Certificate," page 11).

    HOW DO I PURCHASE A CERTIFICATE? Generally, you may purchase a Certificate by completing an Enrollment Form and submitting it with your initial premium payment to Us for approval. Initially you must invest at least $5,000 (or $2,500 if you enroll in our preauthorized checking plan with scheduled contributions of $100 per month). If you wish, you may make additional investments of at least $250 (or $100 if enrolled in our preauthorized checking plan).

    For a limited time, usually 10 days after you receive it, you may cancel your Certificate without withdrawal charges. (See "Making Your Premium Payments," page 11).


    WHAT ARE MY INVESTMENT OPTIONS? You select your own investment options. The underlying investments for the Certificate are certain shares of the Dreyfus Variable Investment Fund, the Janus Aspen Series, the Neuberger & Berman Advisers' Management Trust and the Scudder Variable Life Investment Fund, all which are diversified series investment companies with multiple portfolios ("the Funds") and the Fixed Account. The available Funds are listed on page 9.


    WHAT CHARGES WILL I PAY? We charge an Administrative Fee of 0.20% per year, and a Mortality and Expense Risk Charge of 0.65% per year against amounts held in the Separate Account. Amounts held in the Separate Account are also subject to the fees and expenses imposed on the corresponding Funds. Before the Annuity Commencement Date, or at the time of a full withdrawal, if your Certificate Value is less than $50,000, We charge an Annual Fee of $25. Withdrawals of premium payments may be subject to a Contingent Deferred Sales Charge if you withdraw money before your Certificate has been in effect for 5 years. This Charge is determined by the amount of your withdrawal and declines over time from your original purchase date of the Certificate. We may waive the Charge under certain circumstances. You may also be subject to other fees. See "Charges Under the Certificate," page 13.

    CAN I WITHDRAW MY CERTIFICATE VALUE? Subject to any applicable charges, you may withdraw all or part of your Certificate at any time on or prior to your Annuity Commencement Date starting 30 days after your Certificate is issued. Withdrawals may be subject to tax and, in certain circumstances, a tax penalty. Each year you may withdraw up to 10% of remaining premium payments without the assessment of a Contingent Deferred Sales Charge. (See "Surrenders," page 15).

    DOES THE CERTIFICATE HAVE A DEATH BENEFIT? There is a Death Benefit if the Annuitant or Certificate Owner or Joint Certificate Owner dies before the Annuity Commencement Date. (See "Death Benefits," page 15).

    WHAT ARE THE AVAILABLE ANNUITY OPTIONS UNDER THE CERTIFICATE? There are five Annuity Options described on page 17. You may not defer the Annuity Commencement Date beyond the Annuitant's 90th birthday (or earlier in some states). If you do not tell Us otherwise, We will elect the Fifth Annuity Option on the Annuity Commencement Date for you.

    HOW DO I REACH AMERICAN MATURITY? You can reach our service representatives at 1-800-923-3334. See "Additional Information," page 26, for address information.

6                                       AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------


                                   FEE TABLE

                     CERTIFICATE OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchases (as a percentage of premium payments)..............................       None
Contingent Deferred Sales Charge (as a percentage of premium payments)
  First Year (1).....................................................................................         5%
  Second Year (1)....................................................................................         4%
  Third Year (1).....................................................................................         3%
  Fourth Year (1)....................................................................................         2%
  Fifth Year (1).....................................................................................         1%
  Sixth Year (1).....................................................................................         0%
Transfer Fee (2).....................................................................................       None
Withdrawal Fee (3)...................................................................................       None
Annual Fee (4).......................................................................................        $25


------------------------

(1) Length of time from purchase date in years.

(2) We reserve the right to impose a transaction fee in the future of up to $15 per transfer on transfers in excess of 12 in any Certificate Year. See "Transfers Between the Sub-Accounts" on page 12.

(3) We reserve the right to impose a withdrawal fee in the future of up to $15 per withdrawal on withdrawals in excess of 12 in any Certificate Year. See "Surrenders" on page 15.

(4) This fee will be charged at the end of each Certificate Year prior to your Annuity Commencement Date and at the time of a full withdrawal unless your Certificate Value is at least $50,000 on that date.
                        SEPARATE ACCOUNT ANNUAL EXPENSES
                   (as a percentage of average account value)

Mortality and Expense Risk Charge...........................   0.65%
Administration Fee..........................................   0.20%
                                                              ------
Total Separate Account Expenses.............................   0.85%
                                                              ------
                                                              ------

                         ANNUAL FUND OPERATING EXPENSES
                      (as percentage of average net assets
                 after Fee Waiver and/or Expense Reimbursement)

                                                                                                    MANAGEMENT       OTHER
                                                                                                        FEE         EXPENSES
                                                                                                   -------------  ------------
Money Market Portfolio (Scudder).................................................................       0.370%         0.130%
Bond Portfolio (Scudder).........................................................................       0.475%         0.085%
Balanced Portfolio (Janus) (1)...................................................................       0.820%         0.550%
Capital Growth Portfolio (Scudder)...............................................................       0.475%         0.095%
Growth & Income Portfolio (Scudder) (2)..........................................................       0.469%         0.281%
Partners Portfolio (Neuberger & Berman) (3)......................................................        0.85%         0.110%
Capital Appreciation Portfolio (Dreyfus) (4).....................................................       0.130%         0.120%
Small Cap Portfolio (Dreyfus) (1)................................................................       0.150%         0.080%
Worldwide Growth Portfolio (Janus)...............................................................       0.680%         0.220%

                                                                                                    TOTAL FUND
                                                                                                     OPERATING
                                                                                                     EXPENSES
                                                                                                   -------------
Money Market Portfolio (Scudder).................................................................       0.500%
Bond Portfolio (Scudder).........................................................................       0.560%
Balanced Portfolio (Janus) (1)...................................................................       1.370%
Capital Growth Portfolio (Scudder)...............................................................       0.570%
Growth & Income Portfolio (Scudder) (2)..........................................................       0.750%
Partners Portfolio (Neuberger & Berman) (3)......................................................       0.960%
Capital Appreciation Portfolio (Dreyfus) (4).....................................................       0.850%
Small Cap Portfolio (Dreyfus) (1)................................................................       0.700%
Worldwide Growth Portfolio (Janus)...............................................................       0.900%



    Other Expenses are based on amounts incurred during the most recent fiscal year or based on estimated amounts for the current fiscal year.

AMERICAN MATURITY LIFE INSURANCE COMPANY                                       7
--------------------------------------------------------------------------------


    The purpose of the foregoing table (Annual Fund Operating Expenses) is to assist Certificate Owners in understanding the expenses that they bear directly or indirectly of the Funds. The expenses relating to the Funds have been provided to American Maturity by the Funds, and have not been independently verified by American Maturity. See the sections on charges in the accompanying prospectuses for the Funds.

------------------------


(1) JANUS ASPEN SERIES. The fees and expenses for the Janus Aspen Series Balanced Portfolio and Worldwide Growth Portfolio in the table above are based on gross expenses before expense offset arrangements for the fiscal year ended December 31, 1995, net of any fee waivers or reductions from Janus Capital. Janus Capital has agreed to reduce each portfolio's advisory fee to the extent such fee exceeds the effective rate of the Janus Retail Fund. Janus Capital may terminate this fee reduction or any of the expense limitations set forth herein at any time upon 90 days notice to the Trustees of the Janus Aspen Series. Without fee waivers or reductions, the Management Fee, Other Expenses and Total Fund Operating Expenses would have been 1.00%, .55% and 1.55% for the Balanced Portfolio and .87%, .22% and 1.09% for the Worldwide Growth Portfolio.



(2) SCUDDER VARIABLE LIFE INVESTMENT FUND. Scudder, Stevens & Clark, Inc. voluntarily did not impose part of its management fee in 1995. Had the fee been imposed, the ratio of operating expenses to average net assets for the year ended 12/31/95 would have been .756% for the Growth and Income Portfolio.



(3) NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST. These fees are as of June 30, 1996. The figures reported under "Management Fees" include the aggregate of the administration fees paid by the Partners Portfolio and the management fees paid by the Series of Advisers Managers Trust in which the Partners Portfolio invests. Similarly "Other Expenses" includes all other expenses of the Partners Portfolio and the related Series in which the Partners Portfolio invests. (See "Expenses" in Neuberger & Berman Advisers Management Trust's Prospectus).



(4) DREYFUS VARIABLE INVESTMENT FUND. From time to time, The Dreyfus Corporation and Fayez Sarofim & Co., with respect to the Capital Appreciation Portfolio, in their sole discretion may waive all or part of their fees and or voluntarily assume certain portfolio expenses. For the fiscal year ended December 31, 1995 certain fees were waived with respect to the Capital Appreciation Portfolio. Without such waiver, the Management Fee, Other Expenses and Total Fund Operating Expenses would have been .75%, .12% and .87% respectively. There is no guarantee that any fee waivers or expense reimbursements will continue in the future.

8                                       AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                                    EXAMPLE

    IF YOU SURRENDER YOUR CERTIFICATE AT THE END OF THE APPLICABLE TIME PERIOD:
YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT, ASSUMING A 5% ANNUAL RETURN ON ASSETS:


                                                               1 YEAR    3 YEARS
                                                              --------   --------
Money Market Portfolio......................................  $    65    $    76
Bond Portfolio..............................................       65         77
Balanced Portfolio..........................................       74        103
Capital Growth Portfolio....................................       65         78
Growth & Income Portfolio...................................       67         83
Partners Portfolio..........................................       69         90
Capital Appreciation Portfolio..............................       68         86
Small Cap Portfolio.........................................       68         86
Worldwide Growth Portfolio..................................       69         88


    IF YOU ANNUITIZE YOUR CERTIFICATE AT THE END OF THE APPLICABLE TIME PERIOD:
YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT, ASSUMING A 5% ANNUAL RETURN ON ASSETS:


                                                               1 YEAR    3 YEARS
                                                              --------   --------
Money Market Portfolio......................................  $    15    $    46
Bond Portfolio..............................................       15         47
Balanced Portfolio..........................................       24         73
Capital Growth Portfolio....................................       17         52
Growth & Income Portfolio...................................       15         48
Partners Portfolio..........................................       19         60
Capital Appreciation Portfolio..............................       18         56
Small Cap Portfolio.........................................       18         56
Worldwide Growth Portfolio..................................       19         58


    IF YOU DO NOT SURRENDER YOUR CERTIFICATE AT THE END OF THE APPLICABLE TIME
PERIOD: YOU WOULD PAY THE FOLLOWING EXPENSES ON A $1,000 INVESTMENT, ASSUMING A 5% ANNUAL RETURN ON ASSETS:


                                                               1 YEAR    3 YEARS
                                                              --------   --------
Money Market Portfolio......................................  $    15    $    46
Bond Portfolio..............................................       15         47
Balanced Portfolio..........................................       24         73
Capital Growth Portfolio....................................       15         48
Growth & Income Portfolio...................................       17         53
Partners Portfolio..........................................       19         60
Capital Appreciation Portfolio..............................       18         56
Small Cap Portfolio.........................................       18         56
Worldwide Growth Portfolio..................................       19         58


    The purpose of this table is to assist you in understanding various costs and expenses that you will bear directly or indirectly. The table reflects expenses of the Separate Account and underlying Funds. For more complete descriptions of the various costs and expenses involved, see "Charges under the Certificates" in this Prospectus and see the Fund Prospectuses. Premium taxes may also be applicable. THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER THAN THOSE SHOWN. The Annual Expenses of the Funds and Examples are based on data provided by the respective Funds. We have not independently verified such data.

    The Annual Fee is reflected in the examples, using an assumed Certificate Value of $35,000. No Annual Fee is deducted from annuitized amounts, or if your Certificate Value is at least $50,000, or on payment of a death benefit.

American Maturity Life Insurance Company                                       9
--------------------------------------------------------------------------------

  AMERICAN MATURITY, THE SEPARATE ACCOUNT, THE FUNDS, AND THE GENERAL ACCOUNT

                    AMERICAN MATURITY LIFE INSURANCE COMPANY

    We are American Maturity Life Insurance Company ("American Maturity" or "We" or "Us"), domiciled in Connecticut. Our principal office is at 200 Hopmeadow Street, Simsbury, Connecticut 06089. However our mailing address is 700 Newport Center Drive, Newport Beach, California 92660.

    American Maturity is a stock insurance company engaged in the business of writing annuities. American Maturity was originally incorporated under the name of First Equicor Life Insurance Company under the laws of California on October 24, 1972. On July 29, 1994 First Equicor Life Insurance Company redomesticated to Connecticut and changed its name to American Maturity Life Insurance Company. American Maturity is owned 60% by Hartford Life and Accident Insurance Company (domiciled in Connecticut) and 40% by Pacific Mutual Life Insurance Company (domiciled in California). Pacific Mutual serves as the administrator of the Certificates.

    The American Association of Retired Persons ("AARP") granted American Maturity the exclusive right to offer annuity products to the membership of AARP pursuant to an agreement established July 6, 1994. The agreement requires American Maturity to maintain minimum capital surplus levels, minimum ratings from nationally recognized rating services, and generally to obtain AARP's consent in all matters relating to the offering of annuities to AARP members. The agreement also includes a shareholder's agreement of American Maturity's shareholders. In return for the exclusive right to offer annuity products to AARP members, American Maturity pays AARP a royalty fee. The agreement is effective until December 31, 2004, at which time AARP and American Maturity may or may not renew the agreement.


    Based on its financial soundness and operating performance, American Maturity has earned an A+ (Superior) rating from A.M. Best Company, Inc., and an
(AA) (Excellent) rating from Standard & Poor's. Based on claims paying ability, American Maturity has earned an (AA+) (Very High) rating from Duff and Phelps.


    These ratings do not apply to the performance of the Separate Account. However, the contractual obligations under this variable annuity are the general corporate obligations of American Maturity. These ratings do apply to American Maturity's ability to meet its insurance obligations under the Certificate.
                             SEPARATE ACCOUNT AMLVA

    The Separate Account AMLVA (the "Separate Account") was established on February 28, 1996, in accordance with authorization by Our Board of Directors. It is the Separate Account in which We set aside and invest the assets attributable to the Certificates described in this Prospectus. Although the Separate Account is an integral part of American Maturity, it is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not, however, involve Securities and Exchange Commission supervision of the management or the investment practices or policies of the Separate Account or American Maturity. The Separate Account meets the definition of "separate account" under federal securities law.

    Under Connecticut law, the assets of the Separate Account attributable to the Certificates offered under this Prospectus are held for the benefit of the owners of, and the persons entitled to payments under, those Certificates. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account, are, in accordance with the Certificates, credited to or charged against the Separate Account. Also, the assets in the Separate Account are not chargeable with liabilities arising out of any other business American Maturity may conduct. So, Certificate Values allocated to the Sub-Accounts will not be affected by the rate of return of American Maturity's General Account, nor by the investment performance of any of American Maturity's other separate accounts. However, all obligations arising under the Certificates are general corporate obligations of American Maturity.

    Your investment in the Separate Account is allocated to one or more Sub-Accounts as per your specifications. Each Sub-Account is invested exclusively in the assets of a Fund. Premium payments and proceeds of transfers between Sub-Accounts are applied to purchase shares in the appropriate Funds at net asset values determined as of the end of the Business Day during which the payments were received or the transfer made. All distributions from the Fund are reinvested at net asset value. The value of your investment will therefore vary in accordance with the net income and fluctuation in the individual investments within the underlying Fund. During the variable annuity payout period, both your annuity payments and reserve values will vary in accordance with these factors.

    American Maturity does not guarantee the investment results of the Sub-Accounts or any of the underlying investments. There is no assurance that the value of a Certificate during the years prior to retirement or the aggregate amount of the variable annuity payments will equal the total of premium payments made under the Certificate. Since

10                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

each underlying Fund has different investment objectives, each is subject to different risks. These risks are more fully described in the accompanying Prospectuses for each of the Funds.
    American Maturity reserves the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

    The investment portfolios of the Funds are available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Separate Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in voting instructions of our Certificate Owners and those of other companies, or some other reason. In the event of a conflict, we will take any steps necessary to protect Certificate Owners. See the accompanying Prospectuses for the Funds for more information.

                                   THE FUNDS

    The underlying variable investments for the Certificates are certain shares of the Dreyfus Variable Investment Fund, Janus Aspen Series, Neuberger & Berman Advisers Management Trust, and Scudder Variable Life Investment Fund, all diversified series investment companies with multiple portfolios. We reserve the right, subject to compliance with the law, to offer additional funds with differing investment objectives. The Funds may not be available in all states.


    A full description of the Funds, their investment policies and restrictions, risks, charges and expenses and all other aspects of their operation is contained in separate prospectuses (reprinted at the end of this booklet). Each prospectus should be read in conjunction with this Prospectus before investing.

    The investment objectives of each of the Funds are summarized below. There is, of course, no assurance that any Fund will meet its objective:

                    FUND:                        INVESTMENT STRATEGY:
                    ---------------------------  -------------------------------------------------------------------
Current Income      MONEY MARKET PORTFOLIO       Seeks income through investments in short-term money market securities.
                    BOND PORTFOLIO               Seeks high income from a high quality portfolio of bonds.

Balanced            BALANCED PORTFOLIO           Seeks long-term capital growth, consistent with perservation of capital balanced by current income.

Stock Growth        CAPITAL GROWTH PORTFOLIO     Seeks to maximize long-term capital growth from a portfolio consisting primarily of equity securities.

                    GROWTH & INCOME PORTFOLIO    Seeks long-term growth of capital, current income and growth of income from a portfolio consisting primarily of common stocks and securities convertible into common stocks.

                    PARTNERS PORTFOLIO           Seeks capital growth, designed with reasonable risk. Its investment program seeks securities believed to be under-valued based on strong fundamentals such as low price-to-earnings ratios,
                                                 consistent cash flow, and support from asset values.

                    CAPITAL APPRECIATION         Seeks to provide long-term capital growth consistent with the
                    PORTFOLIO                    preservation of capital through investments in common stocks of domestic and foreign issuers.

                    SMALL CAP PORTFOLIO          Seeks maximum capital appreciation through investments in common stocks of smaller companies.

Global              WORLDWIDE GROWTH PORTFOLIO   Seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.


                    GENERAL ACCOUNT:
                    ---------------------------
Fixed Rate          FIXED ACCOUNT                Seeks guaranteed current interest income.

                    ADVISER:
                    ---------------
Current Income      Scudder

                    Scudder
Balanced            Janus

Stock Growth        Scudder

                    Scudder

                    Neuberger &
                    Berman

                    Dreyfus

                    Dreyfus

Global              Janus

Fixed Rate          n/a

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      11
--------------------------------------------------------------------------------


                        INVESTMENT ADVISERS TO THE FUNDS

    DREYFUS CORPORATION


    200 Park Avenue
    New York, New York 10166


    Investment adviser for the Capital Appreciation
    Portfolio and the Small Cap Portfolio.


    JANUS CAPITAL
    100 Filmore Street
    Denver, Colorado 80206-4923
    Investment adviser for the Balanced Portfolio and the Worldwide Growth Portfolio.


    NEUBERGER & BERMAN MANAGEMENT INCORPORATED
    605 Third Avenue
    New York, New York 10158-0180


    Investment adviser for the Partners Portfolio.


    SCUDDER, STEVENS & CLARK, INC.
    Two International Place
    Boston, Massachusetts 02110-4103
    Investment adviser for the Money Market Portfolio, the Bond Portfolio, the Growth & Income Portfolio, and Capital Growth Portfolio.


    Please see each prospectus for the Dreyfus Variable Investment Fund, Janus Aspen Series, Neuberger & Berman Advisers Management Trust, and Scudder Variable Life Investment Fund for more information on each investment adviser.

                              THE GENERAL ACCOUNT

    THAT PORTION OF THE CERTIFICATE RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCOUNT MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURE.

    Premium payments and Certificate Values allocated to the Fixed Account become a part of Our general assets. We invest the assets of the General Account in accordance with applicable law governing the investments of insurance company general accounts.

    Currently, We guarantee interest at a rate of not less than 3.0% per year, compounded annually, to amounts allocated to the Fixed Account. However, We reserve the right to change the rate according to state insurance law. We may credit interest at a rate in excess of 3.0% per year; however, We are not obligated to credit any interest in excess of 3.0% per year. There is no specific formula for the determination of excess interest credits. Some of the factors that We may consider in determining whether to credit excess interest to amounts allocated to the Fixed Account and the amount thereof, are general economic trends, rates of return currently available and anticipated on Our investments, regulatory and tax requirements and competitive factors. ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF AMERICAN MATURITY. THE OWNER ACCEPTS THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3% FOR ANY GIVEN YEAR.
                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

    Historical performance information can help you understand how investment performance can affect your investment in the Sub-Accounts. Although the Sub-Accounts are newly-established and have no historical performance, each Sub-Account will be investing in shares of a Fund that does have historical performance data. Performance data include total returns for each Sub-Account, current and effective yields for the Money Market Sub-Account, and yields for the other fixed income Sub-Accounts. Calculations are in accordance with standard formulas prescribed by the SEC. Yields do not reflect any charge for premium taxes and/or other taxes; this exclusion may cause yields to show more favorable performance. Total returns may or may not reflect withdrawal charges, Annual Fees or any charge for premium and/or other taxes; data that do not reflect these charges may have more favorable performance.

    The Statement of Additional Information presents some hypothetical performance data, showing what the performance of each Sub-Account would have been if it had been investing in the corresponding Fund since that Fund's inception. The Statement of Additional Information also presents some performance benchmarks, based on unmanaged market indices, such as the S&P 500, and on "peer groups," which use other managed funds with similar investment objectives. These benchmarks may give you a

12                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

broader perspective when you examine hypothetical or actual Sub-Account performance.
                                THE CERTIFICATE
                            WHAT IS THE CERTIFICATE?

    Your AARP Variable Annuity (your "Certificate") provides you with flexibility in tax-deferred retirement planning or other long-term financial planning. You may select among the Funds and the Fixed Account. You may add to your Certificate Value at any time, and your additional investments may be in any amount you choose (subject to certain limitations). When you annuitize, the Annuitant will receive a series of variable and/or fixed payments for life or for a specified period of years.

    If you purchase a Certificate with after-tax dollars, your Certificate is called a "Non-Qualified" Certificate. If your Certificate is purchased through a Qualified Plan, it is called a "Qualified Certificate". Either way, your earnings on your Certificate are not subject to tax until amounts are withdrawn or distributed (including annuity payments).
                       HOW TO APPLY FOR YOUR CERTIFICATE

    To purchase a Certificate, fill out an Enrollment Form and submit it along with your initial Premium payment to American Maturity Life Insurance Company at P.O. Box 100194, Pasadena, CA 91189-0194. If your Enrollment Form and payment are complete when received, or once they have been complete, We will issue your Certificate within the next two Business Days. If some information is missing from your Enrollment Form, We may delay issuing your Certificate while we obtain the missing information, however, we will not hold your initial Premium payment for more than five Business Days without your permission.

    If you already own a variable annuity contract, you may purchase a Certificate by exchanging your existing contract(s). If you are interested in this option, call Us for more information.

    We reserve the right to reject any Enrollment Form or premium payment for any reason, subject to any applicable state nondiscrimination laws and to our own standards and guidelines. You must be age 90 or under (85 or under in Pennsylvania) to purchase a Certificate.
                          MAKING YOUR PREMIUM PAYMENTS

    PREMIUM PAYMENTS -- Your initial premium payment must be at least $5,000. You may pay this entire amount when you submit your Enrollment Form, or you may choose our preauthorized checking plan. If you choose the preauthorized checking plan, you must make your first installment payment of at least $2,500 when you submit your Enrollment Form, and you must schedule to contribute at least $100 per month. You must obtain our consent before making an initial or additional premium payment that will bring your aggregate Premium payments over $1,000,000. You may choose to invest additional amounts in your Certificate at any time. Each additional premium payment must be at least $250 (or $100 if enrolled in the preauthorized checking plan).

    SHORT TERM CANCELLATION RIGHT ("RIGHT TO EXAMINE") -- If you are not satisfied with your purchase you may cancel the Certificate by returning it within ten days (or longer in some states) after you receive it. Your cancellation request must be in writing. If you choose to cancel, We will pay you an amount equal to the Certificate Value on the date we receive your request, without any deduction for the Contingent Deferred Sales Charge. You bear the investment risk of the Certificate before We receive your request for cancellation. However, in those states where required by law, and for Individual Retirement Annuities (IRAs), We will refund the premium you paid (rather than the Certificate Value).
                         HOW YOUR PAYMENTS ARE INVESTED

    Each initial premium payment is credited to your Certificate within two business days of receipt of a properly completed Enrollment Form by American Maturity at its Administrative Office. It will be credited to the Sub-Account(s) and/or the Fixed Account in accordance with your election. If the Enrollment Form is incomplete when received, once completed each initial premium payment will be credited to the Sub-Account(s) or the Fixed Account within five business days of receipt. If the initial premium payment is not credited within five business days, the premium payment will be immediately returned unless you have been informed of the delay and request that the premium payment not be returned. Any additional premium payments are credited to your Certificate on the Business Day We receive your completed request.

    If your Certificate is an IRA or is issued in a state which requires the return of premium upon the exercise of your "Right to Examine," your initial premium payment to be allocated to any Sub-Account is allocated to the Money Market Sub-Account during your "Right to Examine" period. In most cases your initial premium payment will be allocated to your chosen Sub-Accounts at the end of the 15th calendar day after your Certificate Date. We reserve the right to extend this period to correspond with the number of days in which your state allows you to return your Certificate under the "Right to Examine" provision.

    The number of Accumulation Units in each Sub-Account to be credited to a Certificate is determined by dividing the portion of the premium payment being

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      13
--------------------------------------------------------------------------------

credited to each Sub-Account by the value of an Accumulation Unit in that Sub-Account on that date. Subsequent premium payments are priced on the Business Day received by American Maturity.
                               CERTIFICATE VALUE

    The value of your Sub-Account(s) under your Certificate at any time prior to the Annuity Commencement Date is determined by multiplying the total number of Accumulation Units credited to your Certificate in each Sub-Account by the then current Accumulation Unit values for the applicable Sub-Account. The value of the Fixed Account under your Certificate will be the amount allocated to the Fixed Account plus interest credited less withdrawals. You will be advised at least quarterly of the number of Accumulation Units credited to each Sub-Account, the current Accumulation Unit values, the Fixed Account value, and the total value of your Certificate.

    The Accumulation Unit value for each Sub-Account will vary to reflect the investment experience of the applicable Fund. It will be determined on each Business Day by multiplying the Accumulation Unit value of the particular Sub-Account on the preceding Business Day by a "Net Investment Factor" for that Sub-Account for the Business Day then ended. The "Net Investment Factor" for each of the Sub-Accounts is equal to the net asset value per share of the corresponding Fund at the end of the Business Day (plus the per share amount of any dividends or capital gains distributed by that Fund if the ex-dividend date occurs in the Business Day then ended) divided by the net asset value per share of the corresponding Fund at the beginning of the Business Day and subtracting from that amount the Mortality and Expense Risk Charge and the Administration Charge. You should refer to the Fund Prospectuses which accompany this Prospectus for a description of how the assets of each Fund are valued since each determination has a direct bearing on the Accumulation Unit value of the Sub-Account and therefore the value of a Certificate. The Accumulation Unit Value is affected by the performance of the underlying Fund(s), expenses and deduction of the charges described in this Prospectus.

    The shares of the Fund are valued at net asset value on each Business Day. A complete description of the valuation method used in valuing Fund shares may be found in the accompanying Prospectuses of the Funds.

    American Maturity will determine the value of the Fixed Account by crediting interest to amounts allocated to the Fixed Account. The minimum Fixed Account interest rate is 3%, compounded annually. We may not credit a lower minimum interest rate according to state law. We also may credit interest at rates greater than the minimum Fixed Account interest rate.

                      TRANSFERS BETWEEN THE SUB-ACCOUNTS/
                                 FIXED ACCOUNT

    TRANSFERS BETWEEN THE SUB-ACCOUNTS AND FIXED ACCOUNT -- You may transfer the values among your Sub-Accounts and the Fixed Account free of charge before the Annuity Commencement Date.



    If the Fixed Account contains amounts credited with different rates of interest, any transfer from the Fixed Account will reduce each of those amounts pro rata according to the amount transferred.



    However, We reserve the right to limit the number of transfers to twelve
(12) per Certificate Year, with no two (2) transfers occurring on consecutive Business Days. We also reserve the right to limit the size, number, and frequency of transfers, to restrict or suspend transfers, or to reject any transfer request. We do not currently, but may impose a fee of up to $15 (or 2.0% of the amount transferred, if less) for each transfer in excess of 12 transfers in any Certificate Year. Such fee would be deducted from Certificate Values remaining in the Sub-Account from which the transfer is made. We reserve the right to defer transfers from the Fixed Account for up to six months from the date of request. If the result of any transfer would leave less than a $500 balance in the Fixed Account, the entire balance of the Fixed Account will be transferred to the Sub-Account(s) corresponding to the Certificate Owner's last allocation instructions.


    After the Annuity Commencement Date, you may only transfer among the Sub-Accounts once per calendar quarter. For any transfer, the minimum allocation to any Sub-Account may not be less than $500. No transfers may be made between the General Account and the Sub-Accounts after the Annuity Commencement Date.

    We will send you a written confirmation of any transfer. It will be your responsibility to verify the accuracy of all confirmations of transfers and to promptly advise Us of any inaccuracies within one Business Day of receipt of the confirmation.

    TRANSFERS BY TELEPHONE -- American Maturity may permit you to authorize transfers among the Sub-Accounts and the Fixed Account over the telephone. We will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. All transfer instructions by telephone are tape recorded.

    Transaction instructions we receive by telephone before 4:00 p.m. Eastern time (1:00 p.m. Pacific time), (or the close of the New York Stock Exchange, if earlier), on any Business Day will normally be effective on that day, and we

14                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

will send you written confirmation of each telephone transfer. We cannot guarantee that you will always be able to reach us to complete a telephone transaction in the event of busy telephone lines, severe weather conditions, or other emergencies.

    The right to reallocate Certificate Values between the Sub-Accounts is subject to modification if We determine, in our sole opinion, that the exercise of that right by one or more Certificate Owners is, or would be, to the disadvantage of other Certificate Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and the Fixed Account and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Certificate Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts and the Fixed Account by a Certificate Owner at any one time. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by American Maturity to be to the disadvantage of other Certificate Owners.

    DOLLAR COST AVERAGING -- Dollar cost averaging is a method in which investors buy securities in a series of regular purchases instead of in a single purchase. This allows the investor to have a lower average security price over time. This allows the investor to purchase more units in a lower price environment, and fewer units in a higher price environment. Prior to your Annuity Commencement Date, you may use dollar cost averaging to transfer amounts, over time, from any Sub-Account or the Fixed Account with a Certificate Value of at least $500 to one or more other Sub-Accounts.

    FUND REBALANCING -- You may instruct us to maintain a specific balance of Sub-Accounts under your Certificate (e.g., 30% in one Sub-Account, 40% in another Sub-Account, and 30% in the last Sub-Account) prior to your Annuity Commencement Date. Periodically, We will "rebalance" your investment to the percentage you have specified. Rebalancing may result in transferring amounts from a Sub-Account earning a relatively higher return to one earning a relatively lower return. The Fixed Account is not available for rebalancing.

    EARNINGS SWEEP -- You may instruct us to make automatic periodic transfers of your earnings from the Money Market Sub-Account or from the Fixed Account to one or more Sub-Accounts (other than the Money Market Sub-Account).
                         CHARGES UNDER THE CERTIFICATES

    CONTINGENT DEFERRED SALES CHARGE -- There is no deduction for sales expenses from premium payments when made. However, a Contingent Deferred Sales Charge may be assessed against Certificate Values if they are withdrawn before the fifth
(5th) Certificate Anniversary and prior to your Annuity Commencement Date. The length of time from your Certificate Date to the time of surrender determines the Contingent Deferred Sales Charge. The charge is a percentage of the Gross Surrender Value (the amount you withdraw) attributable to premium payments. For purposes of calculating the charge, premium payments are deemed to be surrendered before earnings.

 CERTIFICATE
     YEAR        CHARGE
--------------  ---------
      1            5%
      2            4%
      3            3%
      4            2%
      5            1%
 6 or greater      0%

    The amount of any Contingent Deferred Sales Charge and any charge for premium taxes and/or other taxes is added to the amount of your withdrawal request. For example, if you request to withdraw a net amount of $10,000, pay a 5% sales charge, and owe a 1% premium tax, your Certificate Value is reduced by $10,638.30. Premium payments will be deemed to be surrendered in the order in which they were received.

    If, at the time of a surrender, you own another AARP Variable Annuity Certificate(s), the Contingent Deferred Sales Charge is calculated based on the purchase date of your oldest Certificate.

    Transfers between Sub-Accounts and/or the Fixed Account are not considered withdrawals of an amount from your Certificate, so no Contingent Deferred Sales Charge is imposed at the time of such transfers.

    AMOUNTS NOT SUBJECT TO THE CONTINGENT DEFERRED SALES CHARGE -- No Contingent Deferred Sales Charge is imposed on amounts withdrawn:

    - at annuitization

    - at death

    - under the Annual Withdrawal Amount (see below)

    - to meet IRS minimum distribution requirements on a qualified contract (see below)

    - while you are confined to a nursing home (see below)

    - while your are under age 65 and totally disabled (see below)

    - while you have a terminal illness (see below)

    ANNUAL WITHDRAWAL AMOUNT -- No Contingent Deferred Sales Charge will be assessed against any withdrawals made each Certificate Year, on a non-cumulative basis, of up to 10% of premium payments remaining in the

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      15
--------------------------------------------------------------------------------

Certificate as of the last Certificate Anniversary. Withdrawals in excess of this amount will be subject to the Contingent Deferred Sales Charge.

    NURSING HOME WAIVER -- No Contingent Deferred Sales Charge will be assessed upon surrenders that occur during your confinement in a facility certified as a nursing home. Such confinement (1) must have been continuous for at least 90 days before the surrender request; (2) must be at the recommendation of a U.S. licensed physician; (3) must be for medically necessary reasons and; (4) must be in effect at the time of the surrender request.

    DISABILITY WAIVER -- No Contingent Deferred Sales Charge will be assessed upon surrenders that occur when you are under age 65 and Totally Disabled. You must provide written proof, satisfactory to us, that you are Totally Disabled. Totally Disabled means a disability that: (1) results from bodily injury or disease; (2) begins while the Certificate is in force; (3) has existed continuously for at least 12 months; and (4) prevents you from engaging in the substantial and material duties of your regular occupation. During the first 12 months of Total Disability, regular occupation means your usual full time (at least 30 hours per week) work when Total Disability begins. We reserve the right to require reasonable proof of such work. After the first 12 months of Total Disability, regular occupation means that for which you are reasonably qualified by education, training or experience.

    TERMINAL ILLNESS -- No Contingent Deferred Sales Charge will be assessed upon surrenders that occur when you have been diagnosed with a medical condition that results in a life expectancy of less than twelve months. You must provide written proof, satisfactory to us, that you have been diagnosed by a U.S. licensed physician with a medical determinable condition that results in a life expectancy of less than twelve months.

    IRS MINIMUM DISTRIBUTIONS -- No Contingent Deferred Sales Charge will be assessed against surrenders necessary to meet the minimum distribution requirements set forth in Section 401(a) of the Internal Revenue Code as such requirements apply to amounts held under the Certificate if you so specify in writing.


    PREMIUM TAXES -- A deduction is made for premium taxes or other taxes ("Taxes"), if applicable, that are imposed by some states or other governmental entities. Premium taxes imposed by some states currently range up to 3.5%. We will determine when taxes have resulted from the receipt of premium payments, the commencement of annuity payments, or the investment experience of the Separate Account. We may, at our discretion, pay taxes when due and deduct that amount from the Certificate Value at a later date. Payment at a earlier date does not waive any right that We may have to deduct amounts at a later date. We reserve the right to establish a provision for federal income taxes if the Company determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.


    ANNUAL FEE -- American Maturity will deduct an Annual Fee of $25 at the end of each Certificate year prior to the Annuity Commencement Date, or at the time you withdraw your entire Certificate Value, if your Certificate Value is less than $50,000 on either date. The fee is not imposed on amounts you annuitize or on payment of a death benefit. The fee reimburses certain of our costs in administering the Certificates and the Separate Account; we do not intend to realize a profit from this fee. Your Annual Fee will be charged proportionately according to the value in each Sub-Account and the Fixed Account.

    MORTALITY AND EXPENSE RISK CHARGE -- American Maturity assesses a charge against the assets of the Separate Account to compensate for certain mortality and expense risks that we assume under the Certificates (the "Risk Charge"). Mortality risk is the risk that an Annuitant will live longer (and therefore receive more annuity payments) than we predict through our actuarial calculations at the time the Certificate is issued. American Maturity also bears mortality risk in connection with death benefits payable under the Certificates. Expense risk is the risk that the expense charges and fees under the Certificates and Separate Account are less than our actual administrative and operating expenses.

    For assuming these risks, We charge 0.65% per year (0.0017751% per day) against all Certificate Values held in the Sub-Accounts during the life of the Certificate.

    Risk Charges will stop at annuitization if you select a fixed annuity; Risk Charges will continue after annuitization if you choose any variable annuity, even though we do not bear mortality risk if your Annuity Option is Period Certain Only. American Maturity will realize a gain if the Risk Charge exceeds our actual cost of expenses and benefits, and will suffer a loss if actual costs exceed the Risk Charge. Any gain will become part of American Maturity's General Account; we may use it for any reason, including covering sales expenses on the Certificates.

    ADMINISTRATIVE FEE -- American Maturity charges an Administrative Fee as compensation for costs we incur in operating the Separate Account and issuing and administering the Certificates, including processing Enrollment Forms and payments, and issuing reports to Certificate Owners and to regulatory authorities.


    We charge 0.20% per year (0.0005474% per day) against all Certificate Values held in the Sub-Accounts during the life of the Certificate. This fee is assessed daily during both the accumulation and the annuity periods. A relationship will not necessarily exist between the actual administrative expenses attributable to a particular Certificate and the Administrative Fee paid in respect of that particular Certificate.

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16                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
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    EXPENSES OF THE FUNDS -- Your Certificate Value will reflect advisory fees and other expenses incurred by the Funds as the underlying investments of your Sub-Account(s). These fees and expenses are not specified by your Certificate, and you should refer to the Fund prospectuses for a description of the deductions and expenses paid out of the assets of the Funds.

    SALES COMMISSIONS -- American Maturity does not currently pay any commissions to any registered representatives. However, it incurs sales expenses in the form of direct marketing, advertising, and AARP royalty fees. The contingent deferred sales charge is designed to reimburse us for these costs.
                                 DEATH BENEFITS

    WHEN A DEATH BENEFIT IS PAYABLE -- Before the Annuity Commencement Date, a death benefit may be payable upon the death of the last surviving Annuitant or upon the first death of any Certificate Owner. We calculate the death benefit as of the Notice Date. The Notice Date is the date we receive proof (in good form) of death at our Administrative Office and instructions regarding payment of the proceeds.

    BENEFICIARY -- The death benefit is payable to your Beneficiary as described in the Control Provisions of your Certificate. Usually the Beneficiary will be the person you name in your Enrollment Form if you name yourself as both the Owner and Annuitant. However, the Beneficiary of a jointly owned Certificate will be the surviving joint owner, regardless of the beneficiary designation in your Enrollment Form. Also, upon the death of the last Annuitant who was not a Certificate Owner, the Beneficiary will be the surviving Certificate Owner(s), regardless of the beneficiary designation in your Enrollment Form. If you designate your spouse as the Beneficiary in your Enrollment Form, at your death your spouse may become the Certificate Owner and continue the Certificate in lieu of receiving the death benefit.

    THE AMOUNT OF THE DEATH BENEFIT -- The death benefit amount prior to the Annuity Commencement Date shall be the greater of (a) total Purchase Payments less any Gross Surrenders since the Certificate Date or (b) the Certificate Value. The death benefit shall be calculated as of the end of the Notice Date.

    PAYMENT OF THE DEATH BENEFIT -- The death benefit may be taken in a lump sum or under any of the settlement options then being offered by the Company, subject however to certain required distributions that are imposed by the Internal Revenue Code upon the death of the Certificate Owner (See "Federal Tax Considerations", Required Distributions, page 20). When payment of the death benefit is taken in one lump sum, payment will be made within 7 days after the date due proof of death is received, except when the Company is permitted to defer such payment under the Investment Company Act of 1940. Payment to the Beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date of receipt of due proof of death.

    In the event of the death of the Annuitant after the Annuity Commencement Date, a death benefit, equal to the present value of any remaining payments according to the Annuity Option in effect, will be paid in one sum to the Beneficiary unless other provisions shall have been made and approved by the Company.

    If death proceeds are received by a Beneficiary upon the death of the Annuitant who was not a Certificate Owner, such payment may be subject to a 10% tax penalty.
                                   SURRENDERS

    FULL SURRENDERS -- Beginning 30 days after your Certificate Date, at any time prior to the Annuity Commencement Date, you have the right to terminate the Certificate and take its Net Surrender Value in a lump sum. The Net Surrender Value is equal to the Certificate Value less any applicable Premium Taxes, the Annual Fee and any applicable Contingent Deferred Sales Charges. The Net Surrender Value may be more or less than the amount of the premium payments made to a Certificate.

    PARTIAL SURRENDERS -- Beginning 30 days after your Certificate Date, you may make a partial surrender of Certificate Values at any time prior to the Annuity Commencement Date so long as the amount surrendered is at least $500. Additionally, if the remaining Certificate Value following a surrender is less than $5,000, We may terminate the Certificate and pay the Net Surrender Value. We may permit you to preauthorize partial surrenders subject to certain limitations then in effect.

    In requesting a partial surrender you should specify the Sub-Account(s) and/or the Fixed Account from which the partial surrender is to be taken. Otherwise, such surrender and any applicable Contingent Deferred Sales Charges will be effected on a pro rata basis according to the value in the Fixed Account and each Sub-Account under your Certificate.

    No surrenders are permitted after the Annuity Commencement Date.

    WITHDRAWAL TRANSACTION FEES -- There is currently no transaction fee for partial surrenders. However, we reserve the right to impose a withdrawal transaction fee in the future of up to $15 for each partial withdrawal in excess of 12 in any Certificate Year. Any such fee would be charged against your Sub-Account(s) and the Fixed Account, proportionately based on your Certificate Value in each, immediately after the withdrawal.

    TAX CONSEQUENCES OF SURRENDERS -- Any surrender will generally have federal income tax consequences, which could include tax penalties. Any surrender made prior to
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AMERICAN MATURITY LIFE INSURANCE COMPANY                                      17
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the Certificate Owner's attained age 59 1/2 will generally be subject to a 10%
penalty tax. You should consult with a tax adviser before making any withdrawal. See Federal Tax Considerations, beginning on page 18, for more information.

    SPECIAL RESTRICTIONS -- American Maturity may defer payment of any amounts from the Fixed Account for up to six months from the date of the request for the withdrawal. If we defer payment for more than 30 days, we will pay interest of at least 3.0% per annum on the amount deferred.

    There may be postponement of payment of a withdrawal whenever (a) the New York Stock Exchange is closed, except for holidays or weekends, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (b) the Securities and Exchange Commission permits postponement and so orders; or (c) the Securities and Exchange Commission determines that an emergency exists making valuation of the amounts or disposal of securities not reasonably practicable.
                                ANNUITY BENEFITS

    ANNUITY COMMENCEMENT DATE -- You may select an Annuity Commencement Date. The Annuity Commencement Date selected must be at least one year after the Certificate Date and on or before the Annuitant's attained age 90, except in certain states where a different age is required. If you do not select an Annuity Commencement Date, the scheduled Annuity Commencement Date will be the date of the Annuitant's attained age 90, or an earlier age if required by state law. You may change the Annuity Commencement Date provided you notify us, in writing, 30 days before the scheduled Annuity Commencement Date.

    ANNUITY BENEFIT -- On the Annuity Commencement Date, unless directed otherwise, We will apply the Net Surrender Value to purchase monthly income payments payable to the Annuitant according to the Annuity Option elected. The Contingent Deferred Sales Charge will not be assessed. The Certificate may not be surrendered after the Annuity Commencement Date.

    ELECTION OF ANNUITY OPTION -- You may elect any one of the annuity options described below or under any of the settlement options then being offered by Us. In the absence of your election, the Net Surrender Value, without deduction for any Contingent Deferred Sales Charge, will be applied on the Annuity Commencement Date under the fifth option to provide a Payment for a Designated Period for 5 years. The Net Surrender Value is determined on the basis of the Accumulation Unit value of each Sub-Account no later than the fifth Business Day preceding the date annuity payments are to commence, plus the value of the Fixed Account on the Annuity Commencement Date.

    DATE OF PAYMENT -- The first annuity payment under the Annuity Option shall be made one month, (or the period selected for periodic payments: annual, semi-annual, quarterly, or monthly), following the Annuity Commencement Date. Subsequent payments shall be made on the same calendar day of the month as was the first payment, or the preceding day if no such day exists (e.g. September
31), in accordance with the payment period selected.

    If the Annuitant dies after the Annuity Commencement Date but before the Company issues the payee's first check, the Beneficiary will be entitled to the Net Surrender Value applied to the Annuity Option, without assessment of the Contingent Deferred Sales Charge or Annual Fee.

    ALLOCATION OF ANNUITY -- The person electing an annuity option may further elect to have the value of the Certificate applied to provide a variable annuity, a fixed dollar annuity or a combination of both. Once every 3 months, following the commencement of annuity payments, the Certificate Owner may elect, in writing, to transfer among any Sub-Account(s) on which variable annuity payments are based. No transfers may be made between the Sub-Accounts and the General Account after the Annuity Commencement Date.

    If no election is made to the contrary, the value of each Sub-Account shall be applied to provide a variable annuity based thereon, and the value of the Fixed Account shall be applied to provide a fixed dollar annuity.

    VARIABLE ANNUITY -- A variable annuity is an annuity with payments increasing or decreasing in amount in accordance with the net investment results of the Sub-Account(s) of the Separate Account. After the first monthly payment for a variable Annuity has been determined in accordance with the provisions of the Certificate (see Description of Tables below), a number of Annuity Units is determined by dividing that first monthly payment by the appropriate Annuity Unit value on the effective date of the annuity payments.

    The value of an Annuity Unit for each Sub-Account of the Separate Account will vary to reflect the investment experience of the applicable Funds and will be determined by multiplying the value of the Annuity Unit for that Sub-Account on the preceding business day by the product of (a) the net investment factor for that Sub-Account for the day for which the Annuity Unit value is being calculated, and (b) an interest factor to offset the effect of the assumed interest rate of 5% per year, which is built into the Annuity Tables.

    The number of Annuity Units remains fixed with respect to a particular Sub-Account. If the Certificate Owner elects that continuing annuity payments be based on different Sub-Account(s), the number will change effective with that election but will remain constant following such election.

    The dollar amount of the second and subsequent variable annuity payments is not predetermined and may increase or decrease from month to month. The actual amount of each variable annuity payment after the first is
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18                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
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determined by multiplying the number of Annuity Units by the Annuity Unit value.
The Annuity Unit value will be determined no earlier than the fifth Business Day preceding the date the annuity payment is due.

    The Company guarantees that the dollar amount of variable annuity payments will not be adversely affected by variations in the expense results of the Company and/or in the actual mortality experience of Annuitants from the mortality assumptions, including any age adjustment, used in determining the first monthly payment.

    You should consider the question of allocation among the Sub-Accounts and the General Account to make certain that annuity payments are based on the investment alternative best suited to your needs for retirement.

    FIXED DOLLAR ANNUITY -- A fixed dollar annuity is an annuity with payments which remain fixed as to dollar amount throughout the payment period.
                                ANNUITY OPTIONS

    FIRST OPTION: LIFE ANNUITY

    An annuity payable monthly during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. This option offers the largest payment amount of any of the life Annuity options since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a Beneficiary.

    It would be possible under this option for an Annuitant to receive only one Annuity payment if he died prior to the due date of the second Annuity payment, two if he died before the due date of the third Annuity payment, etc.

    SECOND OPTION: LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

    An annuity providing monthly income for a fixed period of 120 months, 180 months, or 240 months (as selected), and for as long thereafter as the Annuitant shall live.

    If, at the death of the Annuitant, payments have been made for less than the minimum elected number of months, then the present value as of the date of the Annuitant's death, of any remaining guaranteed payments will be paid in one sum to the Beneficiary unless other provisions have been made and approved by American Maturity.

    THIRD OPTION: CASH REFUND LIFE ANNUITY

    An annuity payable monthly during the lifetime of the Annuitant ceasing with the last payment due prior to the death of the Annuitant provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to the excess, if any, of (a) minus (b) where: (a) is the Net Surrender Value applied on the Annuity Commencement Date under this option: and (b) is the dollar amount of annuity payments already paid. This option is not available for variable payouts.

    FOURTH OPTION: JOINT AND LAST SURVIVOR LIFE ANNUITY

    An annuity payable monthly during the joint lifetime of the Annuitant and a secondary Annuitant, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor. It would be possible under this option for an Annuitant and designated second person to receive only one payment in the event of the common or simultaneous death of the parties prior to the due date for the second payment and so on.

    FIFTH OPTION: PAYMENT FOR A DESIGNATED PERIOD

    An amount payable monthly for the number of years selected which may be from 5 to 30 years.

    In the event of the Annuitant's death prior to the end of the designated period, the present value as of the date of the Annuitant's death, of any remaining guaranteed payments will be paid in one sum to the Beneficiary unless other provisions have been made and approved by American Maturity.

    Option 5 is an option that does not involve life contingencies and thus no mortality guarantee. Charges made for the mortality undertaking under the Certificates thus provide no real benefit to a Certificate Owner.

    American Maturity may offer other annuity options from time to time.

    DESCRIPTION OF TABLES: The Certificate contains tables that show the dollar amount of the first monthly payment for the variable annuity and the minimum dollar amount of the monthly payments for the fixed annuity for each $1,000 applied under the Annuity Options. The variable payment annuity tables are based on the 1983a Individual Annuity Mortality Table with ages set back one year, and an interest rate of 5% per annum. The fixed annuity payment tables are based on the 1983a Individual Annuity Mortality Table with ages set back one year, and an interest rate of 3% per annum. Once you have elected an annuity option, that election may not be changed with respect to any Annuitant following the commencement of annuity payments.

    MINIMUM PAYMENT: No election of any options or combination of options may be made under the Certificate unless the first payment for each affected Sub-Account or Fixed Account would be at least equal to the minimum payment amount according to Company rules then in effect. If at any time, payments to be made to any Annuitant from each Account are or become less than the minimum payment amount, the Company shall have the right to change the frequency of payment to such intervals as will result in a payment at least equal to the minimum. If any amount due would be less than the minimum payment amount per annum, the Company may make such other settlement as may be equitable to the Annuitant.
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                           FEDERAL TAX CONSIDERATIONS

    A. GENERAL

    SINCE THE TAX LAW IS COMPLEX AND SINCE TAX CONSEQUENCES WILL VARY ACCORDING TO THE ACTUAL STATUS OF THE CERTIFICATE OWNER INVOLVED AND THE TYPE OF PLAN UNDER WHICH THE CERTIFICATE IS PURCHASED, LEGAL AND TAX ADVICE MAY BE NEEDED BY A PERSON, TRUSTEE OR OTHER ENTITY CONTEMPLATING THE PURCHASE OF A CERTIFICATE DESCRIBED HEREIN.

    It should be understood that any detailed description of the Federal income tax consequences regarding the purchase of these Certificates cannot be made in this Prospectus and that special tax rules may be applicable with respect to certain purchase situations not discussed herein. In addition, no attempt is made here to consider any applicable state or other tax laws. For detailed information, a qualified tax adviser should always be consulted. The discussion here is based on American Maturity's understanding of current Federal income tax laws as they are currently interpreted.

    B. TAXATION OF AMERICAN MATURITY AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of American Maturity which is taxed as a life insurance company in accordance with the Internal Revenue Code (the "Code"). Accordingly, the Separate Account will not be taxed as a "regulated investment company" under subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the value of the Accumulation and Annuity Units (See "Value of Accumulation Units" commencing on page ). As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Certificate.

    No taxes are due on interest, dividends and short-term or long-term capital gains earned by the Separate Account with respect to Qualified or Non-Qualified Certificates.

    C. TAXATION OF ANNUITIES -- GENERAL PROVISIONS AFFECTING PURCHASERS OTHER THAN QUALIFIED RETIREMENT PLANS

    Section 72 of the Internal Revenue Code governs the taxation of annuities in general.

    1. NON-NATURAL PERSONS, CORPORATIONS, ETC. Section 72 contains provisions for Certificate Owners which are non-natural persons. Non-natural persons include corporations, trusts, and partnerships. The annual net increase in the value of the Certificate is currently includable in the gross income of a non-natural person unless the non-natural person holds the Certificate as an agent for a natural person. There is an exception from current inclusion for certain annuities held by structured settlement companies, certain annuities held by an employer with respect to a terminated qualified retirement plan and certain immediate annuities. A non-natural person which is a tax-exempt entity for Federal tax purposes will not be subject to income tax as a result of this provision.

        If the Certificate Owner is not an individual, the primary Annuitant shall be treated as the Certificate Owner for purposes of making distributions which are required to be made upon the death of the Certificate Owner. If there is a change in the primary Annuitant, such change shall be treated as the death of the Certificate Owner.

    2. OTHER CERTIFICATE OWNERS (NATURAL PERSONS). A Certificate Owner is not taxed on increases in the value of the Certificate until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Certificate) or as Annuity payments under the settlement option elected.

        The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Certificates obtained in a tax-free exchange for other annuity certificates or life insurance contracts which were purchased prior to August 14, 1982.

        a.  DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

             i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

             ii. To the extent that the value of the Certificate (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract."

            iii. Any amount received or deemed received prior to the Annuity
                 Commencement Date (e.g., upon a partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed
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20                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
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                any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Certificate does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

             iv. The receipt of any amount as a loan under the Certificate or the assignment or pledge of any portion of the value of the Certificate shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

             v. In general, the transfer of the Certificate, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph
                b. This transfer rule does not apply, however, to certain transfers of property between spouses or incident to divorce.

        b. DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE. Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

             i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

             ii. If the annuity payments cease by reason of the death of the
                 Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

            iii. Generally, nonperiodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

        c.  AGGREGATION OF TWO OR MORE ANNUITY CERTIFICATES. Certificates issued after October 21, 1988 by the same insurer (or affiliated insurer)
            to the same Certificate Owner within the same calendar year (other than certain contracts held in connection with a tax-qualified retirement arrangement) will be treated as one annuity Certificate for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new Certificate for this purpose.
            American Maturity believes that for any annuity subject to such aggregation, the values under the Certificates and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will first be treated as withdrawals of income until all of the income from all such Certificates is withdrawn. As of the date of this Prospectus, there are no regulations interpreting this provision.
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American Maturity Life Insurance Company                                      21
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       d.  10% PENALTY TAX -- APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
           PAYMENTS.

             i. If any amount is received or deemed received on the Certificate
                (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

             ii. The 10% penalty tax will not apply to the following
                 distributions (exceptions vary based upon the precise plan involved):

                1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

                2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

                3. Distributions attributable to a recipient's becoming disabled.

                4. A distribution that is part of a scheduled series of substantially equal periodic payments for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's Beneficiary).

                5. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

            iii. Death proceeds received by a Beneficiary upon the death of the
                 Annuitant are generally subject to this penalty unless the Annuitant was also the Certificate Owner.

        e. SPECIAL PROVISIONS AFFECTING CERTIFICATES OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982. If the Certificate was obtained by a tax-free exchange of a life insurance or annuity contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come (1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and (4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income., In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange contracts are generally subject to the rules described above.

        f.  REQUIRED DISTRIBUTIONS

             i. Death of Certificate Owner or Primary Annuitant

                Subject to the alternative election or spouse beneficiary provisions in ii or iii below:

                1. If any Certificate Owner dies on or after the Annuity Commencement Date and before the entire interest in the Certificate has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

                2. If any Certificate Owner dies before the Annuity Commencement Date, the entire interest in the Certificate will be distributed within 5 years after such death; and

                3. If the Certificate Owner is not an individual, then for purposes of 1. or 2. above, the primary annuitant under the Certificate shall be treated as the Certificate Owner, and any change in the primary annuitant shall be treated as the death of the Certificate Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Certificate.
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             ii. Alternative Election to Satisfy Distribution Requirements

                If any portion of the interest of a Certificate Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. The election and payments must begin within a year of the death.

            iii. Spouse Beneficiary

                If any portion of the interest of a Certificate Owner is payable to or for the benefit of his or her spouse, and the Annuitant or Contingent Annuitant is living, such spouse shall be treated as the Certificate Owner of such portion for purposes of section i. above.

    3. DIVERSIFICATION REQUIREMENTS. Section 817 of the Code provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or underlying fund are not adequately diversified in accordance with regulations prescribed by the Treasury. If a contract is not treated as an annuity contract, the Certificate Owner will be subject to income tax on the annual increases in cash value.

        The Treasury has issued diversification regulations which generally require, among other things, that no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In addition, in the case of government securities, each government agency or instrumentality shall be treated as a separate issuer.

        A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the company or the contract owner must agree to pay the tax due for the period during which the diversification requirements were not met.

        American Maturity monitors the diversification of investments in the separate accounts and tests for diversification as required by the Code. American Maturity intends to administer all contracts subject to the diversification requirements in a manner that will maintain adequate diversification.

    4. OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT. In order for a variable annuity contract to qualify for tax deferral, assets in the segregated asset accounts supporting the variable contract must be considered to be owned by the insurance company and not by the variable contract owner. The Internal Revenue Service has issued several rulings which discuss investor control. The Service has ruled that incidents of ownership by the contract owner, such as the ability to select and control investments in a separate account, will cause the contract owner to be treated as the owner of the assets for tax purposes.

        Further, in the explanation to the temporary Section 817 diversification regulations, the Treasury Department noted that the temporary regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." The explanation further indicates that "the temporary regulations provide that in appropriate cases a segregated asset account may include multiple Sub-Accounts, but do not specify the extent to which policyholders may direct their investments to particular Sub-Accounts without being treated as the owners of the underlying assets. Guidance on this and other issues will be provided in regulations or revenue rulings under section 817(d), relating to the definition of variable contract." The final regulations issued under Section 817 did not provide guidance regarding investor control, and as of the date of this prospectus, no other such guidance has been issued. Further, American Maturity does not know if or in what form such guidance will be issued. In addition, although regulations are generally issued with prospective effect, it is possible that regulations may be issued with retroactive effect. Due to the lack of specific guidance regarding the issue of investor control, there is necessarily some uncertainty regarding whether a Certificate Owner could be considered the owner of the assets for tax purposes. American Maturity reserves the right to modify the contracts, as necessary, to prevent

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      23
--------------------------------------------------------------------------------

        Certificate Owners from being considered the owners of the assets in the separate accounts.

    D. FEDERAL INCOME TAX WITHHOLDING

    The portion of a distribution which is taxable income to the recipient will be subject to Federal income tax withholding, pursuant to Section 3405 of the Internal Revenue Code. The application of this provision is summarized below:

    1. NON-PERIODIC DISTRIBUTIONS. The portion of a non-periodic distribution which constitutes taxable income will be subject to Federal income tax withholding unless the recipient elects not to have taxes withheld. If an election not to have taxes withheld is not provided, 10% of the taxable distribution will be withheld as Federal income tax. Election forms will be provided at the time distributions are requested. If the necessary election forms are not submitted to American Maturity, American Maturity will automatically withhold 10% of the taxable distribution.

    2. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR). The portion of a periodic distribution which constitutes taxable income will be subject to Federal income tax withholding as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested.

    E.  GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS

    The Certificate may be used for a number of qualified retirement plans. If the Certificate is being purchased with respect to some form of qualified retirement plan, please see below.
                   INFORMATION REGARDING TAX-QUALIFIED PLANS

    The tax rules applicable to tax qualified certificate owners, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of plan as well as the terms and conditions of the plan itself. Various tax penalties may apply to contributions in excess of specified limits, to distributions in excess of specified limits, distributions which do not satisfy certain requirements and certain other transactions with respect to qualified plans. Accordingly, this summary provides only general information about the tax rules associated with use of the Certificate by a qualified plan. Certificate owners, plan participants and beneficiaries are cautioned that the rights and benefits of any person to benefits are controlled by the terms and conditions of the plan regardless of the terms and conditions of the Certificate. Some qualified plans are subject to distribution and other requirements which are not incorporated into American Maturity's administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable law. Because of the complexity of these rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

    A. QUALIFIED PENSION PLANS

    Provisions of the IRC permit eligible employers to establish pension or profit sharing plans (described in Section 401(a) and 401(k), if applicable, and exempt from taxation under Section 501(a) of the Code), and Simplified Employee Pension Plans (described in Section 408(k)). Such plans are subject to limitations on the amount that may be contributed, the persons who may be eligible and the time when distributions must commence. Corporate employers intending to use these certificates in connection with such plans should seek competent advice.

    B. TAX SHELTERED ANNUITIES UNDER SECTION 403(B)

    Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, exclude such contributions from gross income. Generally, such contributions may not exceed the lesser of $9,500 or 20% of the employees "includable compensation" for his most recent full year of employment, subject to other adjustments. Special provisions may allow some employees to elect a different overall limitation.

    Tax-sheltered annuity programs under Section 403(b) are subject to a PROHIBITION AGAINST DISTRIBUTIONS FROM THE CERTIFICATE ATTRIBUTABLE TO CONTRIBUTIONS MADE PURSUANT TO A SALARY REDUCTION AGREEMENT UNLESS SUCH DISTRIBUTION IS MADE:

    1) after the participating employee attains age 59 1/2;
    2) upon separation from service;
    3) upon death or disability, or
    4) in the case of hardship.

    The above restrictions apply to distributions of employee contributions made after December 31, 1988, earnings on those contributions, and earnings on amounts attributable to employee contributions held as of December 31, 1988. They do not apply to distributions of any employer or other after-tax contributions, employee contributions made on or before December 31, 1988, and

24                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

earnings credited to employee contributions before December 31, 1988.

    C. DEFERRED COMPENSATION PLANS UNDER SECTION 457

    Employees and independent contractors performing services for such employers may contribute on a before tax basis to the Deferred Compensation Plan or their employer in accordance with the employer's plan and Section 457 of the Code.
Section 457 places limitations on contributions to Deferred Compensation Plans maintained by a State ("State" means a State, a political sub-division of a State, and an agency or instrumentality of a State or political sub-division of a State) or other tax-exempt organization. Generally, the limitation is 33 1/3% of includable compensation (25% of gross compensation) or $7,500, whichever is less. The plan may also provide for additional "catch-up" deferrals during the three taxable years ending before a Participant attains normal retirement age.

    An employee electing to participate in a plan should understand that his rights and benefits are governed strictly by the terms of the plan, that the employer is legal owner of any contract issued with respect to the plan and that deferred amounts will be subject to the claims of the employer's creditors. The employer as owner of the contract(s) retains all voting and redemption rights which may accrue to the contract(s) issued with respect to the plan. The participating employee should look to the terms of his plan for any charges in regard to participating therein other than those disclosed in this Prospectus.

    Distributions from a 457 deferred compensation plan are prohibited unless made after the participating employee attains the age specified in the plan, separates from service, dies, becomes permanently and totally disabled or suffers an unforeseeable financial emergency. Present federal tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan except for transfers to other Section 457 plans in limited cases.

    D. INDIVIDUAL RETIREMENT ANNUITIES UNDER SECTION 408

    Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("IRAs"). IRAs are subject to limitations on the amount that may be contributed, the contributions that may be deducted from taxable income, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain qualified plans may be "rolled-over" on a tax-deferred basis into an IRA.

    E. TAX PENALTIES

    Distributions from retirement plans are generally taxed under Section 72 of the Code. Under these rules, a portion of each distribution may be excludable from income. The excludable amount is the portion of the distribution which bears the same ratio as the after-tax contributions bear to the expected return.

    1.  PREMATURE DISTRIBUTION
        Distributions from a qualified plan before the Participant attains age 59 1/2 are generally subject to an additional tax equal to 10% of the taxable portion of the distribution. The 10% penalty does not apply to distributions made after the employee's death, on account of disability and distributions in the form of a life annuity and, except in the case of an IRA, certain distributions after separation from service at or after age 55 and certain distributions for eligible medical expenses. A life annuity is defined as a scheduled series of substantially equal periodic payments for the life or life expectancy of the Participant (or the joint lives or life expectancies of the Participant and Beneficiary).

    2.  MINIMUM DISTRIBUTION TAX
        If the amount distributed is less than the minimum required distribution for the year, the Participant is subject to a 50% tax on the amount that was not properly distributed.

        An individual's interest in a retirement plan must generally be distributed or begin to be distributed not later than April 1 of the calendar year in which the individual attains age 70 1/2 ("required beginning date"). The required beginning date with respect to certain government plans may be further deferred. The entire interest of the Participant must be distributed beginning no later than this required beginning date over a period which may not extend beyond a maximum of the life expectancy of the Participant and a designated Beneficiary. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. In addition, minimum distribution incidental benefit rules may require a larger annual distribution.

        If an individual dies before reaching his or her required beginning date, the individual's entire interest must generally be distributed within five years of the individuals death. However, this rule will be deemed satisfied, if distributions begin before the close of the calendar year following the individual's death to a designated Beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the Beneficiary is the individual's surviving spouse, distributions may be delayed until the individual would have attained age 70 1/2.

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      25
--------------------------------------------------------------------------------

        If an individual dies after reaching his or her required beginning date or after distributions have commenced, the individual's interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

    3.  EXCESS DISTRIBUTION TAX

        If the aggregate distributions from all IRAs and certain other qualified plans in a calendar year exceed the greater of (i) $150,000, or (ii) $112,500 as indexed for inflation ($155,000 as of January 1, 1996), a penalty tax of 15% is generally imposed on the excess portion of the distribution.

    4.  WITHHOLDING

        Periodic distributions from a qualified plan lasting for a period of 10 or more years are generally subject to voluntary income tax withholding. The recipient of periodic distributions may generally elect not to have withholding apply or to have income taxes withheld at a different rate by providing a completed election form. Otherwise, the amount withheld on such distributions is determined at the rate applicable to wages as if the recipient were married claiming three exemptions.

        Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate. The recipient may elect not to have withholding apply.

        Nonperiodic distributions from other qualified plans are generally subject to mandatory income tax withholding at the flat rate of 20% unless such distributions are:

        a)  the non-taxable portion of the distribution;

        b)  required minimum distributions;

        c)  eligible rollover distributions.

        Eligible rollover distributions are direct payments to an IRA or to another qualified employer plan.

        Any distribution from plans described in Section 457 of the Code is subject to regular wage withholding rules.
                                 MISCELLANEOUS
                                 VOTING RIGHTS

    American Maturity is the legal owner of all Fund shares held in the Separate Account. As the owner, American Maturity has the right to vote at the Funds' shareholder meetings. However, to the extent required by federal securities laws or regulations, American Maturity will:

    - Vote all Fund shares attributable to a Certificate according to instructions received from the Certificate Owner, and

    - Vote shares attributable to a Certificate for which no voting instructions are received in the same portion as shares for which instructions are received.

    If any federal securities laws or regulations, or their present interpretation change to permit American Maturity to vote Fund shares in its own right, American Maturity may elect to do so.

    American Maturity will notify you of any Fund shareholders' meeting if the shares held for your account may be voted at such meetings. American Maturity will also send proxy materials and a form of instruction by means of which you can instruct American Maturity with respect to the voting of the Fund shares held for your account.

    In connection with the voting of Fund shares held by it, American Maturity will arrange for the handling and tallying of proxies received from Certificate Owners. American Maturity as such, shall have no right, except as hereinafter provided, to vote any Fund shares held by it hereunder which may be registered in its name or the names of its nominees. American Maturity will, however, vote the Fund shares held by it in accordance with the instructions received from the Certificate Owners for whose accounts the Fund shares are held. If a Certificate Owner desires to attend any meeting at which shares held for the Certificate Owner's benefit may be voted, the Certificate Owner may request American Maturity to furnish a proxy or otherwise arrange for the exercise of voting rights with respect to the Fund shares held for such Certificate Owner's account. American Maturity will vote shares for which no instructions have been given and shares which are not attributable to Certificate Owners (i.e. shares owned by American Maturity) in the same proportion as it votes shares of that Fund for which it has received instructions. During the Annuity period under a Certificate the number of votes will decrease as the assets held to fund Annuity benefits decrease.
                         HOW THE CERTIFICATES ARE SOLD

    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is a wholly-owned subsidiary of Hartford Life Insurance Company. The principal business address of HSD is 200 Hopmeadow Street, Simsbury, CT 06089. HSD is registered with the SEC under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    The securities will be sold by salespersons of HSD, who represent American Maturity as insurance and variable

26                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

annuity agents and who are registered representatives. These salespersons will be supervised by American Maturity who will respond to telephone inquiries as a result of national advertising.
                      CUSTODIAN OF SEPARATE ACCOUNT ASSETS

    The assets of the Separate Account are held by American Maturity under a safekeeping arrangement.
                                   ASSIGNMENT

    Ownership of a Certificate described herein is generally assignable. However, if the Certificates are issued pursuant to some form of Qualified Plan, it is possible that the ownership of the Certificates may not be transferred or assigned depending on the type of qualified retirement plan involved. An assignment of a Non-Qualified Certificate may subject the assignment proceeds to income taxes and certain penalty taxes.
                  RIGHTS OF ANNUITANT AND CERTIFICATE OWNER(S)
    The Certificate does not allow the Annuitant to be changed.

    The designations of Certificate Owner and Contingent Annuitant will remain in effect until changed by the Certificate Owner. Changes in the designation of the Certificate Owner may be made during the lifetime of the Annuitant by written notice to the Company. Changes in the designation of Contingent Annuitant may be made at any time prior to the Annuity Commencement Date by written notice to the Company. Notwithstanding the foregoing, if no Contingent Annuitant has been named and the Certificate Owner/ Annuitant's spouse is the Beneficiary, it will be assumed that the Certificate Owner/Annuitant's spouse is the Contingent Annuitant.

    The Certificate Owner has the sole power to exercise all the rights, options and privileges granted by the Certificate or permitted by the Company and to agree with the Company to any change in or amendment to the Certificate. The rights of the Certificate Owner shall be subject to the rights of any assignee of record with the Company and of any irrevocably designated Beneficiary. In the case of joint Certificate Owners, each Certificate Owner alone may exercise all rights, options and privileges, except with respect to the Surrender Provisions and change of ownership or beneficiary.
           MODIFICATION OF GROUP CONTRACT AND CERTIFICATES THEREUNDER

    American Maturity reserves the right to modify the Group Contract and Certificates, but only if such modification: (i) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which American Maturity is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity Certificates; (iii) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s); (iv) provides additional Sub-Account or Fixed Account options; or (v) withdraws Sub-Account or Fixed Account options. In the event of any such modification, American Maturity will provide notice to the Contract Owner and Certificate Owner, or to the payee(s) during the annuity period. American Maturity may also make appropriate endorsement in the Contract and Certificates to reflect such modification.
                CHANGE IN THE OPERATION OF THE SEPARATE ACCOUNT

    The Company reserves the right to substitute the shares of any other registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account provided that the substitution has been approved by the Securities and Exchange Commission.

    At the Company's election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of the Fund shares held by the Sub-Accounts, the Separate Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Separate Account requires an order by the Securities and Exchange Commission.
                           LEGAL MATTERS AND EXPERTS

    There are no material legal proceedings affecting the Separate Account. Counsel with respect to Federal laws and regulations applicable to the issue and sale of the Certificates and with respect to Connecticut law is Lynda Godkin, Esquire, General Counsel and Corporate Secretary, American Maturity Life Insurance Company, 200 Hopmeadow Street, Simsbury CT 06089.


    The audited statutory-basis financial statements incorporated by reference in this prospectus and included in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      27
--------------------------------------------------------------------------------


herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report on the statutory-basis financial statements of American Maturity Life Insurance Company which states the statutory-basis financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, not presented in accordance with generally accepted accounting principles. The principal business address of Arthur Andersen LLP is One Financial Plaza, Hartford, Connecticut 06103.

                             ADDITIONAL INFORMATION

    You may reach our service representatives at 1-800-923-3334 between the hours of 6:00 a.m. and 5:00 p.m., Pacific time.

    If you are submitting a payment by mail, please send it, along with your Enrollment Form (if it is your first payment), to:

        American Maturity Life Insurance Company
        P.O. Box 100194
        Pasadena, CA 91189-0194

    Please send your other forms and written requests or questions to:

        American Maturity Life Insurance Company
        P.O. Box 7005
        Pasadena, CA 91109-7005

    If you are using an overnight delivery service to send payments, please send them to:

        American Maturity Life Insurance Company
        c/o FCNPC
        1111 South Arroyo Parkway, First Floor
        Pasadena, CA 91109-7122

    The effective day of your instructions to Us is determined by the date and time on which American Maturity receives the instructions. We receive your instructions only when it arrives, in good form, at the correct mailing address set our above. Please call us at 1-800-923-3334 if you have any questions regarding the address you should use.

28                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                                       TO
                      STATEMENT OF ADDITIONAL INFORMATION

                                                                             PAGE
                                                                             ----
 INTRODUCTION..............................................................
 DESCRIPTION OF AMERICAN MATURITY LIFE INSURANCE COMPANY...................
 SAFEKEEPING OF ASSETS.....................................................
 INDEPENDENT PUBLIC ACCOUNTANTS............................................
 DISTRIBUTION OF THE CERTIFICATES..........................................
 ANNUITY PERIOD............................................................
   A. Annuity Payments.....................................................
   B. Electing the Annuity Commencement Date and Form of Annuity...........
   C. Optional Annuity Forms...............................................
     Option 1: Life Annuity................................................
     Option 2: Life Annuity with 120, 180 or 240 Monthly Payments
    Certain................................................................
     Option 3: Cash Refund Life Annuity....................................
     Option 4: Joint and Last Survivor Annuity.............................
     Option 5: Payments for a Designated Period............................
   D. The Annuity Unit and Valuation.......................................
   E. Determination of Amount of First Monthly Annuity Payment -- Fixed and
      Variable.............................................................
   F. Amount of Second and Subsequent Monthly Annuity Payments.............
   G. Date and Time of Annuity Payments....................................
 CALCULATION OF YIELD AND RETURN...........................................
 PERFORMANCE COMPARISONS...................................................
 FINANCIAL STATEMENTS......................................................

To obtain a Statement of Additional Information, please complete the form below and mail to:

    American Maturity Life Insurance Company
    700 Newport Center Drive
    Newport Beach, CA 92660

    Please send a Statement of Additional Information for Separate Account AMLVA to me at the following address:

----------------------------------------------------
                                      Name

------------------------------------------------------------------
                                    Address

------------------------------------------------------------------
    City/State                                                      Zip Code

                                      PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                     AMERICAN MATURITY LIFE INSURANCE COMPANY

                              SEPARATE ACCOUNT AMLVA

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus.

To obtain a Prospectus, send a written request to American Maturity Life Insurance Company, 700 Newport Center Drive, Newport Beach, CA 92660.




Date of Prospectus: __________

Date of Statement of Additional Information: ____________

                                  TABLE OF CONTENTS

                                                                        SECTION
                                                                          PAGE
                                                                        -------

INTRODUCTION

DESCRIPTION OF AMERICAN MATURITY LIFE INSURANCE CO.

SAFEKEEPING OF ASSETS

INDEPENDENT PUBLIC ACCOUNTANTS

DISTRIBUTION OF THE CERTIFICATES

ANNUITY PERIOD

    A.   Annuity Payments

    B.   Electing the Annuity Commencement Date and Form of Annuity

    C.   Optional Annuity Forms

         OPTION 1:  Life Annuity
         OPTION 2: Life Annuity With 120, 180 or 240 Monthly Payments Certain OPTION 3: Cash Refund Life Annuity
         OPTION 4:  Joint and Last Survivor Annuity
         OPTION 5:  Payments for a Designated Period

    D.   The Annuity Unit and Valuation

    E. Determination of Amount of First Monthly Annuity Payment -- Fixed and Variable

    F.   Amount of Second and Subsequent Monthly Annuity Payments

    G.   Date and Time of Annuity Payments

CALCULATION OF YIELD AND RETURN

PERFORMANCE COMPARISONS

FINANCIAL STATEMENTS

                                     INTRODUCTION

    This Statement of Additional Information is to be read in conjunction with the Prospectus of American Maturity Life Insurance Company's Separate Account AMLVA (the AARP Variable Annuity). This Statement of Additional Information contains information that may be of some interest to some investors.

               DESCRIPTION OF AMERICAN MATURITY LIFE INSURANCE COMPANY

    American Maturity Life Insurance Company ("American Maturity"), is domiciled in Connecticut. Its principal office is at 200 Hopmeadow Street, Simsbury, Connecticut 06089. However its mailing address is 700 Newport Center Drive, Newport Beach, California 92660.

    American Maturity is a stock insurance company engaged in the business of writing annuities. American Maturity was originally incorporated under the name of First Equicor Life Insurance Company under the laws of California on October 24, 1972. On July 29, 1994 First Equicor Life Insurance Company redomesticated to Connecticut and changed its name to American Maturity Life Insurance Company. American Maturity is owned 60% by Hartford Life and Accident Insurance Company (domiciled in Connecticut) and 40% by Pacific Mutual Life Insurance Company (domiciled in California). Hartford Life and Accident Insurance Company is ultimately 100% owned by Hartford Fire Insurance Company. Pacific Mutual serves as the administrator of the Certificates.

    The American Association of Retired Persons ("AARP") granted American Maturity the exclusive right to offer annuity products to the membership of AARP
pursuant to an agreement established July 6, 1994.   The agreement requires
American Maturity to maintain minimum capital surplus levels, minimum ratings from nationally recognized rating services, and generally to obtain AARP's consent in all matters relating to the offering of annuities to AARP members. The agreement also includes a shareholder's agreement of American Maturity's shareholders. In return for the exclusive right to offer annuity products to AARP members, American Maturity pays AARP a royalty fee. The agreement is effective until December 31, 2004, at which time AARP and American Maturity may or may not renew the agreement.


    Based on its financial soundness and operating performance, American Maturity has earned an A+ (Superior) rating from A.M. Best Company, Inc., and an
(AA) (Excellent) rating from Standard & Poor's. Based on claims paying ability, American Maturity has earned an (AA+) (Very High) rating from Duff and Phelps.


    These ratings do not apply to the performance of the Separate Account. However, the contractual obligations under this variable annuity are the general corporate obligations of American Maturity. These ratings do apply to American Maturity's ability to meet its insurance obligations under the Certificate.

                                SAFEKEEPING OF ASSETS

    The assets of the Separate Account are held by American Maturity under a safekeeping arrangement.

                            INDEPENDENT PUBLIC ACCOUNTANTS


    Arthur Andersen LLP, One Financial Plaza Hartford, Connecticut 06103, independent public accountants, will perform an annual audit of the Separate Account. The audited statutory-basis financial statements included in this statement of additional information have been audited by Arthur Andersen
LLP as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report on the statutory-basis financial statements of American Maturity Life Insurance Company which states the statutory-basis financial statements are presented in accordance with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners and the State of Connecticut Insurance Department, not presented in accordance with generally accepted accounting principles.



                             DISTRIBUTION OF CERTIFICATES

    Hartford Securities Distribution, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is a wholly-owned subsidiary of Hartford Life Insurance Company. The principal business address of HSD is 200 Hopmeadow Street, Simsbury, CT 06089. HSD is registered with the SEC under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

    The securities will be sold by salespersons of HSD, who represent American Maturity as insurance and variable annuity agents and who are NASD registered representatives. These salespersons will be supervised by American Maturity who will respond to telephone inquires as a result of national advertising.

    American Maturity is obligated to reimburse HSD for all operating expenses associated with HSD's services provided.

    American Maturity may pay a consultation service fee to the American Association of Retired Persons for demographic, administrative, record keeping and marketing consultation services provided. In no event will such service fee exceed 0.07%of the premiums deposited in the Certificate.

    The offering of Certificates is continuous.

                                    ANNUITY PERIOD

A.  Annuity Payments

    Variable annuity payments are determined on the basis of (1) a mortality table set forth in the Certificates and the type of annuity payment option selected, and (2) the investment performance of the investment medium selected. Fixed annuity payments are based on the Annuity tables contained in the Certificates, and will remain level for the duration of the annuity.

    The amount of the annuity payments will not be affected by adverse mortality experience or by an increase in expenses in excess of the expense deduction for which provision has been made (see "Charges Under the Certificates," on page ____of the Prospectus).

    For a variable annuity, the Annuitant will be paid according to the value of a fixed number of Annuity Units. However, the value of the Annuity Units, and the amounts of the variable annuity payments, will vary with the investment experience of the Fund shares selected.

B.  Electing the Annuity Commencement Date and Form of Annuity

    The Certificate Owner selects an Annuity Commencement Date and an Annuity Option which may be on a fixed or variable basis, or a combination thereof. The Annuity Commencement Date will not be deferred beyond the Annuitant's 90th birthday (85th in Pennsylvania).

    The Annuity Commencement Date and/or the Annuity Option may be changed from time to time, but any such change must be made in writing at least 30 days before the scheduled Annuity Commencement Date.

    The Certificate contains the five Annuity Options. Options 5 is available with respect to Qualified Certificates only if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the option becomes effective. Such life expectancy shall be computed on the basis of the mortality table prescribed by the IRS, or if none is prescribed, the mortality table then in use by American Maturity.

    If you do not elect otherwise, payments will automatically begin at the Annuitant's age 90 (85 in Pennsylvania) under Option 5, Designated Period for 5 years.

    When an Annuity is effected under a Certificate, unless otherwise specified, variable values will be applied to provide a variable annuity based on Certificate Values as they are held in the various Sub-Accounts under the Certificates. Fixed Account Certificate Values will be applied to provide a fixed annuity. The Certificate Owner should consider the question of allocation of Certificate Values among Sub-Accounts of the Separate Account and the General Account of American Maturity to make certain that Annuity payments are based on the investment alternative best suited to the Certificate Owner's needs for retirement.

    If at any time annuity payments are or become less than the minimum payment amount according to Company rules then in effect, American Maturity has the right to change the frequency of payment to such intervals as will result in a payment at least equal to the minimum.

    There may be other annuity options available offered by American Maturity from time to time.

C.  Optional Annuity Forms

OPTION 1:  Life Annuity

A life annuity is an annuity payable during the lifetime of the Annuitant and terminating with the last payment preceding the death of the Annuitant. This option offers the maximum level of monthly payments of any of the life annuity options since there is no guarantee of a minimum number of payments nor a provision for a death benefit payable to a Beneficiary.

It would be possible under this option for an Annuitant to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the due date of the third annuity payment, etc.

OPTION 2:  Life Annuity with 120, 180 or 240 Monthly Payments Certain

This annuity option is an annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120, 180 or 240 months, as elected, then the present value as of the date of the Annuitant's death of the current dollar amount at the date of death, of any remaining guaranteed monthly payments will be paid in one sum to the Beneficiary or Beneficiaries designated.

                           ILLUSTRATION OF ANNUITY PAYMENTS
                         MALE INDIVIDUAL AGE 65, LIFE ANNUITY
                              WITH 120 PAYMENTS CERTAIN

1.  Net amount applied                                           10,000.00
2.  Initial monthly income per $1,000 of payment applied              6.78
3.  Initial monthly payment (1x2/1,000)                              67.80
4.  Annuity Unit value                                            0.995995
5.  Number of monthly Annuity Units (3/4)                           68.073
6.  Assume Annuity Unit value for second month equal to            1.00704
7.  Second monthly payment (5x6)                                     68.55
8.  Assume Annuity Unit value for third month equal to            0.964917
9.  Third monthly payment (5x8)                                      65.68


For the purpose of this illustration, purchase is assumed to have been made on the fifth business day preceding the first payment date. In determining the second and subsequent payments, the Annuity Unit Value of the fifth business day preceding the annuity due date is used.

OPTION 3: Cash Refund Life Annuity

An annuity payable monthly during the lifetime of the Annuitant ceasing with the last payment due prior to the death of the Annuitant provided that, at the death of the Annuitant, the Beneficiary will receive an additional payment equal to the excess, if any, of (a) minus (b) where: (a) is the Net Surrender Value applied on the Annuity Commencement Date under this option: and (b) is the dollar amount of annuity payments already paid. This option is not available for variable payouts.

OPTION 4:  Joint and Last Survivor Annuity

An annuity payable monthly during the joint lifetime of the Annuitant and a designated second person, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the death of the survivor.

It would be possible under this option for an Annuitant and designated second person in the event of the common or simultaneous death of the parties to receive only one payment in the event of death prior to the due date for the second payment and so on.

OPTION 5:  Payments for a Designated Period

An amount payable monthly for the number of years selected which may be from 5 to 30 years. In the event of the Annuitant's death prior to the end of the designated period, the present value as of the date of the Annuitant's death, of the current dollar amount of any remaining guaranteed monthly payments will be paid in one sum to the Beneficiary or Beneficiaries designated.

    Under any of the annuity options above, no surrenders are permitted after the Annuity Commencement Date.
    Option 5 is an option that does not involve life contingencies and thus no mortality guarantee, thus the Mortality and Expense Risk Charge provides no real benefit to a Certificate Owner.

D.  The Annuity Unit and Valuation

    The value of an Annuity Unit Value for each Sub-Account will vary to reflect the investment experience of the applicable Funds and will be determined by multiplying the value of the Annuity Unit for that particular Subaccount on the preceding Business Day by the product of (1) the net investment factor for that Sub-Account for the day for which the Annuity Unit value is being calculated, and (2) 0.999866 which is a factor that neutralizes an assumed interest rate of 5.00%.

                  ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.  Net Investment Factor for period                              1.011225
2.  Adjustment for 5% Assumed Rate of Investment Return           0.999866
3.  2x1                                                            1.01109
4.  Annuity Unit value, beginning of period                        .995995
5.  Annuity Unit value, end of period (3x4)                        1.00704

E.  Determination of Amount of First Monthly Annuity Payment -- Fixed and
    Variable

    When annuity payments are to commence, the value of the Certificate is determined as the sum of the value of the Fixed Account plus the product of the value of the Accumulation Unit of each Sub-Account and the number of Accumulation Units credited to each Sub-Account as of the date the annuity option is to commence. The Annuity Unit will be determined no earlier than the close of business on the fifth Business Day preceding the date the first annuity payment is due.

    The Certificate contains tables indicating the minimum dollar amount of the first monthly payment under the optional forms of annuity for each $1,000 of value of a Sub-Account under a Certificate. The first monthly payment varies according to the form and type of annuity selected. The certificate contains annuity tables derived from the 1983a Individual Annuity Mortality table with ages set back one year with an assumed investment rate ("A.I.R.") of 5% per annum. The total first monthly variable annuity payment is determined by multiplying the value (expressed in thousands of dollars) of a Sub-Account (less any applicable Premium Taxes) by the amount of the first monthly payment per $1,000 of value obtained from the tables in the Certificates.

Fixed annuity payments are determined at annuitization by multiplying the values allocated to the Fixed Account by a rate to be determined by American Maturity which is no less than the rate specified in the annuity tables in the Certificate. The annuity payment will remain level for the duration of the annuity.

F.  Amount of Second and Subsequent Monthly Variable Annuity Payments

The amount of the first monthly variable annuity payment, determined as described above, is divided by the value of an Annuity Unit for the appropriate Sub-Account no earlier than the close of business on the fifth Business Day preceding the day on which the payment is due in order to determine the number of Annuity Units represented by the first payment. This number of Annuity Units remains fixed during the Annuity Period, and in each subsequent month the dollar amount of the variable annuity payment is determined by multiplying this fixed number of Annuity Units by the then current Annuity Unit Value.

Level variable annuity payments would be produced if the investment rate remained constant and equal to the A.I.R. In fact, payments will vary up or down as the investment rate varies up or down from the A.I.R.

G.  Date and Time of Annuity Payments

The first annuity payment under any Option shall be made one month, (or the period selected for periodic payments: annual, semi-annual, quarterly, or monthly), following the Annuity Commencement Date. Subsequent payments shall be made on the same calendar day of the month as was the first payment, or preceding day if no such day exists (e.g. September 31), in accordance with the payment period selected. The Annuity Unit Value used in calculating the amount of the variable annuity payments will be based on an Annuity Unit Value determined as of the close of business on a day no earlier than the fifth Business Day preceding the date of the annuity payment.

                           CALCULATION OF YIELD AND RETURN

    From time to time, quotations of a Sub-Account's performance may be included in advertisements, sales literature or reports to shareholders or prospective investors. These performance figures may be calculated in the following manner:

YIELD CALCULATION: MONEY MARKET PORTFOLIO SUB-ACCOUNT

    A. YIELD is the net annualized yield based on a specified seven calendar days calculated at simple interest rates. Yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one share at the beginning of the period subtracting a hypothetical charge reflecting deductions from shareholder accounts and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return. The yield is annualized by multiplying the base period return by 365/7. The yield figure is stated to the nearest hundredth of one percent.

    B. EFFECTIVE YIELD is the net annualized yield for a specified seven calendar days assuming a reinvestment of the income compounding. Effective yield is calculated by the same method as yield except the yield figure is compounded by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result, according to the following formula:

                EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1)365/7] - 1

         For purposes of the yield and effective yield computations, the hypothetical charge reflects recurring charges on the the Separate Account level, including the annual policy fee.

    As described above, yield and effective yield are based on historical earnings and show the performance of a hypothetical investment and are not intended to indicate future performance. Yield and effective yield will vary based on changes in market conditions and the level of expenses.

YIELD CALCULATION: BOND PORTFOLIO SUB-ACCOUNT

    YIELD is the net annualized yield based on a specified 30-day (or one month) period assuming a semiannual compounding of income. Yield is calculated by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last day of the period, according to the following formula:

                            YIELD = 2[((A-B)/CD + 1)6 - 1]

    Where:

         a   =     net investment income earned during the period by the
                   portfolio company attributable to shares owned by the
                   sub-account
         b   =     expenses accrued for the period (net of reimbursements)
         c   =     the average daily number of units outstanding during the
                   period
         d   =     the maximum offering price per unit on the last day of the period.

TOTAL RETURN CALCULATIONS

    A. AVERAGE ANNUAL TOTAL RETURN is the average annual compound rate of return for the periods of one, five, or ten years (or such shorter periods as may be applicable dating from the commencement of the Sub-Account's operations) all ended on the date of a recent calendar quarter.

         Average total return quotations reflect changes in the price of a Portfolio's shares and assume that all dividends and capital gains distributions during the respective periods were reinvested in Portfolio shares. Average annual return is calculated by finding the average annual compound rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                                     P(1+T)N =ERV

    Where:

         P    =    a hypothetical initial investment of $1,000
         T    =    Average Annual Total Return
         n    =    number of years
         ERV  =    ending redeemable value (ERV) at the end of the applicable period of a hypothetical $1,000 investment made at the beginning of the applicable period or at the end of the particular period.


                               PERFORMANCE COMPARISONS

YIELD AND TOTAL RETURN. Each Sub-Account may from time to time include its performance in advertising and other sales literature furnished to present or
prospective shareholders.   Each Sub-Account may from time to time include in
advertisements its total return (and yield in the case of certain Sub-Accounts), and the ranking of those performance figures relative to such figures for groups of other annuities analyzed by Lipper Analytical Services and Morningstar, Inc. as having the same investment objectives.

The total return and yield may also be used to compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance. The Standard & Poor's Composite Index of 500 Stocks (the "S&P 500") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 is composed almost entirely of common stocks of companies listed on the New York Stock Exchange, although the common stocks of a few companies listed on the American Stock Exchange or traded over-the-counter are included. The 500 companies represented include 400 industrial, 60 transportation and 40 financial services concerns. The S&P 500 represents about 80% of the market value of all issues traded on the New York Stock Exchange.

The NASDAQ-OTC Price Index (The "NASDAQ Index") is a market value-weighted and unmanaged index showing the changes in the aggregate market value of approximately 3,500 stocks relative to the base measure of 100.00 on February 5, 1971. The NASDAQ Index is composed entirely of common stocks of companies traded over-the-counter and often through the National Association of Securities Dealers Automated Quotations ("NASDAQ") system. Only those over-the-counter stocks having only one market maker or traded on exchanges are excluded.

The Morgan Stanley Capital International EAFE Index (the "EAFE Index") is an unmanaged index, which includes over 1,000 companies representing the stock markets of Europe, Australia, New Zealand, and the Far East. The EAFE Index is weighted by market capitalization, and therefore, it has a heavy representation in countries with large stock markets, such as Japan.

The Lehman Government Bond Index (the "Lehman Government Index") is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government.
Mortgage backed securities, flower bonds and foreign targeted issues are not included in the Lehman Government Index.

The Lehman Government/Corporate Bond Index (the "Lehman Government/Corporate Index") is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the Lehman Government/Corporate Index, an issue must have amounts outstanding in excess of $1 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency.

The manner in which total return and yield will be calculated for public use is described above.

There are no financial statements for the Separate Account since no Certificates have been sold yet.

American Maturity Life Insurance Company                                      29
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
                         STATUTORY-BASIS BALANCE SHEETS
                                 (IN THOUSANDS)
                                   UNAUDITED


                                                                AS OF SEPTEMBER 30
                                                                ------------------
                                                                       1996
                                                                ------------------
 Assets
   Bonds.....................................................        $ 7,566
   Cash and Short-Term Investments...........................          9,308
                                                                     -------
     Total Cash and Invested Assets..........................         16,874
   Investment Income Due and Accrued.........................            196
   Other Assets..............................................            323
   Separate Account Assets...................................         44,188
                                                                     -------
     Total Assets............................................        $61,581
                                                                     -------
                                                                     -------
 Liabilities
   Aggregate Reserves for Future Benefits....................        $ 1,297
 Liability for Premium and Other Deposit Funds...............          1,744
   Asset Valuation Reserve...................................            220
   Payable to Affiliates.....................................            656
   Other Liabilities.........................................          1,062
   Separate Account Liabilities..............................         44,188
                                                                     -------
     Total Liabilities.......................................         49,167
                                                                     -------
 Capital and Surplus
   Common Stock..............................................          2,500
   Gross Paid-in and Contributed Surplus.....................         17,500
   Unassigned Funds..........................................         (7,586)
                                                                     -------
     Total Capital and Surplus...............................         12,414
                                                                     -------
 Total Liabilities and Capital and Surplus...................        $61,581
                                                                     -------
                                                                     -------

30                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
                    STATUTORY-BASIS STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)
                                   UNAUDITED


                                                           FOR THE NINE MONTHS
                                                                  ENDED
                                                            SEPTEMBER 30, 1996
                                                           --------------------
 Revenues
   Premiums and Annuity Considerations..................         $ 2,562
   Annuity and Other Fund Deposits......................          26,023
   Investment Income....................................             725
                                                                 -------
     Total Revenue......................................          29,310
                                                                 -------
 Benefits and Expenses
   Surrenders and Other Benefit Payments................           2,594
   General Insurance Expenses...........................           3,808
   Increase in Reserve for Future Benefits and Liability
    for Premium and Other Deposit Funds.................           2,358
   Net Transfers to Separate Accounts...................          23,298
                                                                 -------
       Total Benefits and Expenses......................          32,058
                                                                 -------
 Loss from Operations Before Federal Income Taxes.......          (2,748)
 Federal Income Taxes...................................               0
                                                                 -------
 Loss from Operations...................................          (2,748)
 Net Realized Capital Gains.............................               0
                                                                 -------
 Net Loss...............................................         $(2,748)
                                                                 -------
                                                                 -------

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      31
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
          STATUTORY-BASIS STATEMENT OF CHANGES IN CAPITAL AND SURPLUS
                                 (IN THOUSANDS)
                                   UNAUDITED


                                                           FOR THE NINE MONTHS
                                                                  ENDED
                                                            SEPTEMBER 30, 1996
                                                           --------------------
 Capital and Surplus -- Beginning of Period.............         $15,280
   Net Loss.............................................          (2,748)
   Change in Asset Valuation Reserve....................            (118)
                                                                 -------
   Changes in Capital and Surplus.......................          (2,866)
                                                                 -------
 Capital and Surplus -- End of Period...................         $12,414
                                                                 -------
                                                                 -------

32                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
                    STATUTORY-BASIS STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                   UNAUDITED


                                                           FOR THE NINE MONTHS
                                                                  ENDED
                                                            SEPTEMBER 30, 1996
                                                           --------------------
 Operations
   Premiums, Annuity Considerations and Fund Deposits...         $28,585
   Investment Income....................................             896
                                                                 -------
     Total Income.......................................          29,481
                                                                 -------
   Benefits Paid........................................           2,594
   Net Transfers to Separate Accounts...................          23,351
   Other Expenses.......................................           3,607
                                                                 -------
     Total Benefits and Expenses........................          29,552
                                                                 -------
     Net Cash used for Operations.......................             (71)
                                                                 -------
 Proceeds from Investments
   Bonds................................................           1,000
                                                                 -------
     Net Investment Proceeds............................           1,000
                                                                 -------
 Other Cash Provided
   Other Sources........................................           2,696
                                                                 -------
     Total Proceeds.....................................           3,696
                                                                 -------
 Cost of Investments Acquired
   Bonds................................................           3,553
                                                                 -------
     Total Investments Acquired.........................           3,553
                                                                 -------
     Total Other Cash Applied...........................             207
                                                                 -------
     Total Applications.................................           3,760
                                                                 -------
 Net Change in Cash and Short-Term Investments..........            (135)
 Cash and Short-Term Investments, Beginning of Period...           9,443
                                                                 -------
 Cash and Short-Term Investments, End of Period.........         $ 9,308
                                                                 -------
                                                                 -------

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      33
--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of American Maturity Life Insurance Company:

We have audited the accompanying statutory-basis balance sheets of American Maturity Life Insurance Company (a Connecticut corporation) (the Company) as of December 31, 1995 and 1994, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company presents its financial statements in conformity with statutory accounting practices as described in Note 1 of notes to statutory-basis financial statements. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditors' report on them state whether they are presented in conformity with generally accepted accounting principles. The accounting practices used by the Company vary from generally accepted accounting principles as explained and quantified in Note 1. In our opinion, because the differences in accounting practices as described in Note 1 are material, the statutory-basis financial statements referred to above do not present fairly, in accordance with generally accepted accounting principles, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995.

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the year ended December 31, 1995 in conformity with statutory accounting practices as described in Note 1.


/s/ Arthur Andersen LLP


Hartford, Connecticut
March 22, 1996

34                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
                         STATUTORY-BASIS BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                 AS OF DECEMBER 31
                                                                --------------------
                                                                  1995        1996
                                                                --------    --------
 Assets
   Bonds.....................................................   $  5,060    $  5,158
   Cash and Short-Term Investments...........................      9,443      14,647
   Receivable on Investment Sales............................      2,108           0
                                                                --------    --------
     Total Cash and Invested Assets..........................     16,611      19,805
   Investment Income Due and Accrued.........................        320          78
   Other Assets..............................................        341         460
   Separate Account Assets...................................     18,303           0
                                                                --------    --------
     Total Assets............................................   $ 35,575    $ 20,343
                                                                --------    --------
                                                                --------    --------
 Liabilities
   Aggregate Reserves for Future Benefits....................   $    202    $      0
   Liability for Premium and Other Deposit Funds.............        482           0
   Asset Valuation Reserve...................................        102          38
   Payable to Affiliates.....................................        863         240
   Other Liabilities.........................................        343           0
   Separate Account Liabilities..............................     18,303           0
                                                                --------    --------
     Total Liabilities.......................................     20,295         278
                                                                --------    --------
 Commitments and Contingencies
  (Notes 5 and 7)
 Capital and Surplus
   Common Stock..............................................      2,500       2,500
   Gross Paid-in and Contributed Surplus.....................     17,500      17,500
   Unassigned Funds..........................................     (4,720)         65
                                                                --------    --------
     Total Capital and Surplus...............................     15,280      20,065
                                                                --------    --------
 Total Liabilities and Capital and Surplus...................   $ 35,575    $ 20,343
                                                                --------    --------
                                                                --------    --------


   The accompanying notes are an integral part of these financial statements.

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      35
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
                    STATUTORY-BASIS STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                            FOR THE YEAR ENDED
                                                            DECEMBER 31, 1995
                                                           --------------------
 Revenues
   Premiums and Annuity Considerations                           $   746
   Annuity and Other Fund Deposits......................          18,043
   Investment Income....................................           1,181
                                                                 -------
     Total Revenue......................................          19,970
                                                                 -------
 Benefits and Expenses
   Surrenders and Other Benefit Payments................             789
   General Insurance Expenses...........................           6,376
   Increase in Reserve for Future Benefits and Liability
    for Premium and Other Deposit Funds.................             684
   Net Transfers to Separate Accounts...................          16,842
                                                                 -------
     Total Benefits and Expenses........................          24,691
                                                                 -------
 Loss from Operations Before Federal Income Taxes.......          (4,721)
 Federal Income Taxes...................................               0
                                                                 -------
 Loss from Operations...................................          (4,721)
 Net Realized Capital Gains.............................               0
                                                                 -------
 Net Loss...............................................         $(4,721)
                                                                 -------
                                                                 -------

   The accompanying notes are an integral part of these financial statements.

36                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
          STATUTORY-BASIS STATEMENT OF CHANGES IN CAPITAL AND SURPLUS
                                 (IN THOUSANDS)

                                                            FOR THE YEAR ENDED
                                                            DECEMBER 31, 1995
                                                           --------------------
 Capital and Surplus -- Beginning of Year...............         $20,065
                                                                 -------
   Net Loss.............................................          (4,721)
   Change in Asset Valuation Reserve....................             (64)
                                                                 -------
   Changes in Capital and Surplus.......................          (4,785)
                                                                 -------
 Capital and Surplus -- End of Year.....................         $15,280
                                                                 -------
                                                                 -------

   The accompanying notes are an integral part of these financial statements.

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      37
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
                    STATUTORY- BASIS STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            FOR THE YEAR ENDED
                                                            DECEMBER 31, 1995
                                                           --------------------
 Operations
   Premiums, Annuity Considerations and Fund Deposits...         $18,789
   Investment Income....................................             983
                                                                 -------
     Total Income.......................................          19,772
                                                                 -------
   Benefits Paid........................................             789
   Net Transfers to Separate Accounts...................          16,973
   Other Expenses.......................................           5,633
                                                                 -------
     Total Benefits and Expenses........................          23,395
                                                                 -------
     Net Cash used for Operations.......................          (3,623)
                                                                 -------
 Proceeds from Investments
   Bonds................................................           3,310
                                                                 -------
     Net Investment Proceeds............................           3,310
                                                                 -------
 Other Cash Provided
   Other Sources........................................             353
                                                                 -------
     Total Proceeds.....................................           3,663
                                                                 -------
 Cost of Investments Acquired
   Bonds................................................           3,255
                                                                 -------
     Total Investments Acquired.........................           3,255
                                                                 -------
     Total Other Cash Applied...........................           1,989
                                                                 -------
     Total Applications.................................           5,244
                                                                 -------
 Net Change in Cash and Short-Term Investments..........          (5,204)
 Cash and Short-Term Investments, Beginning of Year.....          14,647
                                                                 -------
 Cash and Short-Term Investments, End of Year...........         $ 9,443
                                                                 -------
                                                                 -------

   The accompanying notes are an integral part of these financial statements.

38                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

                    AMERICAN MATURITY LIFE INSURANCE COMPANY
                 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
             (DOLLAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

 1. SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION:

    American Maturity Life Insurance Company (AML or the Company), formerly First Equicor Life Insurance Company (FELIC), is a sixty percent owned subsidiary of Hartford Life and Accident Insurance Company (HLA), which is an indirect subsidiary of ITT Hartford Group, Inc. (ITT Hartford Group), a formerly wholly owned subsidiary of ITT Corporation (ITT). In December 1995, ITT split into three legal entities: ITT Hartford Group, ITT Industries Inc., and ITT Corporation. Forty percent of the common stock of the Company is owned by Pacific Mutual Life Insurance Company (PMLIC). AML was sold to HLA on April 29, 1994 (the purchase date) by Connecticut General Life Insurance Company (CGLIC).

    AML offers annuities exclusively to members of The American Association of Retired Persons.

BASIS OF PRESENTATION:

    The financial statements are prepared in conformity with statutory accounting practices prescribed or permitted by the National Association of Insurance Commissioners (NAIC) and the State of Connecticut Insurance Department.

    Statutory accounting practices and generally accepted accounting principles
(GAAP) differ in certain significant respects. These differences principally involve:

    (1) treatment of policy acquisition costs (commissions, underwriting and selling expenses, premium taxes, etc.), which are charged to expense when incurred for statutory purposes rather than on a pro-rata basis over the expected life of the policies;

    (2) recognition of premium revenues, which for statutory purposes are generally recorded as collected or when due during the premium paying period of the contract, and which for GAAP purposes, are only recorded for policy charges for contract administration and surrender charges assessed to policy account balances;

    (3) development of liabilities for future policy benefits, which for statutory purposes predominantly use methods prescribed by the NAIC which vary considerably from interest and mortality assumptions used for GAAP financial reporting;

    (4) providing for income taxes based on current taxable (tax return) income only for statutory purposes, rather than establishing additional assets or liabilities for deferred income taxes to recognize the tax effect related to reporting revenues and expenses in different periods for financial reporting and tax return purposes;

    (5) excluding certain GAAP assets designated as non-admitted assets (agents' balances, furniture and equipment, etc.) from the balance sheet for statutory purposes by directly charging surplus;

    (6) establishing accruals for post-retirement and post-employment health care benefits on an optional basis, using a twenty year phase-in approach, whereas GAAP liabilities were established at date of adoption;

    (7) establishing a formula reserve for realized and unrealized losses due to default and equity risk associated with certain invested assets (Asset Valuation Reserve) and the deferral and amortization of realized gains and losses, motivated by changes in interest rates during the period the asset is held, into income over the remaining life to maturity of the asset sold (Interest Maintenance Reserve), whereas on a GAAP basis, no such formula reserve is required and realized gains and losses are recognized in the period the asset is sold;

    (8) the reporting of fixed maturities at amortized cost, whereas GAAP requires that fixed maturities be classified as "held-to-maturity," "available-for-sale" or "trading" based on the Company's intentions with respect to the ultimate disposition of the security and its ability to effect those intentions. The Company's fixed maturities were classified on a GAAP basis as "available-for-sale" and accordingly, these investments were reflected at fair value with the corresponding impact included as a component of Shareholder's Equity; and

    (9) no re-evaluation of assets and liabilities upon the acquisition of FELIC by HLA, whereas on a GAAP basis the assets and liabilities were re-valued to their fair values on the purchase date, with the excess of the

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      39
--------------------------------------------------------------------------------

    purchase price over the net fair value recorded as goodwill.

    The significant differences between statutory and GAAP-basis net loss for the year ended December 31, 1995 and capital and surplus as of December 31, 1994 and 1995 are summarized as follows:

                                    1995
                                  ---------
GAAP Net Loss:                    $  (4,365)
Amortization and Deferral of
 Policy Acquisition Costs.......       (220)
Capitalized Software............       (160)
Benefit Reserve Adjustment......         52
Deferred Taxes..................        122
Amortization of Goodwill........         55
Other, Net......................       (205)
                                  ---------
Statutory Net Loss..............  $  (4,721)
                                  ---------
                                  ---------


                                    1995       1994
                                  ---------  ---------
GAAP Capital and Surplus:         $  17,749  $  21,901
Amortization and Deferral of
 Policy Acquisition Costs.......       (220)         0
Capitalized Software............       (160)         0
Benefit Reserve Adjustment......         52          0
Asset Valuation Reserve.........       (102)       (38)
Deferred Taxes..................         91        (31)
Unrealized (Gain) Loss on Bonds,
 Net of Tax.....................        (79)       133
Goodwill........................     (2,134)    (2,189)
Other, Net......................         83        289
                                  ---------  ---------
Statutory Capital and Surplus...  $  15,280  $  20,065
                                  ---------  ---------
                                  ---------  ---------

AGGREGATE RESERVES FOR FUTURE BENEFITS AND LIABILITIES FOR PREMIUM AND OTHER DEPOSIT FUNDS:

    Aggregate reserves for payment of annuity benefits were computed in accordance with presently accepted actuarial standards. On-benefit annuity reserves were based principally on Group Annuity Tables at an interest rate of 7.25%. Premium and deposit funds were generally valued on the Commissioner's Annuity Reserve Valuation Method (CARVM).

SEPARATE ACCOUNTS:

    AML has established separate accounts to segregate the assets and liabilities of certain annuity contracts. The assets consist primarily of marketable securities reported at market value. Total assets and liabilities of the separate account are included on the Statutory-Basis Balance Sheets.

INVESTMENTS:

    Investments include bonds carried at amortized cost. Bonds which are deemed ineligible to be held at amortized cost by the NAIC Securities Valuation Office
(SVO) are carried at the appropriate SVO published value. When a permanent reduction in the value of publicly traded securities occurs, the decrease is reported as a realized loss and the carrying value is adjusted accordingly.

    The Company uses derivative financial instruments within the separate account as part of an overall risk management strategy. These instruments, consisting primarily of exchange traded financial futures, are used as a means of hedging exposure to price and/or interest rate risk on planned investment purchases or existing assets and liabilities in the separate account. The Company does not hold or issue derivative financial instruments for trading purposes.

    Realized capital gains and losses, net of taxes and amounts transferred to the Interest Maintenance Reserve (IMR), are reported in the Statutory-Basis Statement of Operations. The Asset Valuation Reserve is designed to provide a standardized reserve process for realized and unrealized losses due to the default and equity risks associated with invested assets. The AVR was increased by $64 in 1995. The IMR captures realized capital gains and losses, net of applicable income taxes, resulting from changes in interest rates and amortizes these gains or losses into income over the remaining life of the asset sold. Realized capital gains and losses, net of taxes, not included in IMR are reported in the Statutory-Basis Statement of Operations. In 1995, no capital gains or losses were reclassified to the IMR. There was no amortization. Realized gains and losses are determined on a specific identification basis.

USE OF ESTIMATES:

    The preparation of financial statements in conformity with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

40                                      AMERICAN MATURITY LIFE INSURANCE COMPANY
--------------------------------------------------------------------------------

 2. INVESTMENTS:

COMPONENTS OF NET INVESTMENT INCOME:

Interest income from bonds and
 short- term Investments............  $   1,181
                                      ---------
Gross investment income.............      1,181
Less: investment expenses...........          0
                                      ---------
Net investment income...............  $   1,181
                                      ---------
                                      ---------

UNREALIZED GAINS (LOSSES) ON BONDS AND SHORT-TERM INVESTMENTS:

Gross unrealized gains at end of
 year................................  $     132
Gross unrealized losses at end of
 year................................          0
                                       ---------
Net unrealized gains.................        132
Balance at beginning of year.........       (133)
                                       ---------
Net change in unrealized gains
 (losses)............................  $     265
                                       ---------
                                       ---------

BONDS AND SHORT-TERM INVESTMENTS:

                                                                                                    DECEMBER 31, 1995
                                                                                         ---------------------------------------
                                                                                          AMORTIZED    UNREALIZED    UNREALIZED
                                                                                            COST          GAINS        LOSSES
                                                                                         -----------  -------------  -----------
U.S. government and government agencies and authorities -- guaranteed and sponsored....   $   4,069     $     128     $       0
All other corporate....................................................................         991             4             0
Short-term investments.................................................................       9,370             0             0
                                                                                         -----------        -----    -----------
    Total..............................................................................   $  14,430     $     132             0
                                                                                         -----------        -----    -----------
                                                                                         -----------        -----    -----------


                                                                                                    DECEMBER 31, 1994
                                                                                         ---------------------------------------
                                                                                          AMORTIZED    UNREALIZED    UNREALIZED
                                                                                            COST          GAINS        LOSSES
                                                                                         -----------  -------------  -----------
U.S. government and government agencies and authorities -- guaranteed and sponsored....   $   5,158     $      35     $    (168)
Short-term investments.................................................................      14,605             0             0
                                                                                         -----------        -----    -----------
    Total..............................................................................   $  19,763     $      35     $    (168)
                                                                                         -----------        -----    -----------
                                                                                         -----------        -----    -----------


                                                                                           FAIR
                                                                                           VALUE
                                                                                         ---------
U.S. government and government agencies and authorities -- guaranteed and sponsored....  $   4,197
All other corporate....................................................................        995
Short-term investments.................................................................      9,370
                                                                                         ---------
    Total..............................................................................  $  14,562
                                                                                         ---------
                                                                                         ---------

                                                                                           FAIR
                                                                                           VALUE
                                                                                         ---------
U.S. government and government agencies and authorities -- guaranteed and sponsored....  $   5,025
Short-term investments.................................................................     14,605
                                                                                         ---------
    Total..............................................................................  $  19,630
                                                                                         ---------
                                                                                         ---------


    The amortized cost and estimated market value of bonds and short-term investments at December 31, 1995 by management's anticipated maturity are:

                                                                                                                    ESTIMATED
                                                                                                                      FAIR
                                            MATURITY                                               AMORTIZED COST     VALUE
-------------------------------------------------------------------------------------------------  --------------  -----------
Due in one year or less..........................................................................    $   10,362     $  10,364
Due after one year through five years............................................................         3,312         3,395
Due after five years through ten years...........................................................           214           219
Due after ten years..............................................................................           542           584
                                                                                                        -------    -----------
    Total........................................................................................    $   14,430     $  14,562
                                                                                                        -------    -----------
                                                                                                        -------    -----------

    Proceeds from the sales and maturities of fixed maturity investments were $3,310 during 1995, resulting in $0 gross realized gains or losses.

CONCENTRATION OF CREDIT RISK:

    Excluding U.S. government and government agency investments, the Company is not exposed to any significant concentration of credit risk.
 3. RELATED PARTY TRANSACTIONS:

    Transactions between the Company and its affiliates within ITT Hartford Group relate principally to rental, service and investment management fees. Rental and service fees allocated by HLA to the Company were $1,414 during 1995.
 4. FEDERAL INCOME TAXES:

    The Company files its own Federal income tax return. No Federal income taxes were paid or payable for 1995.
 5. CAPITAL AND SURPLUS AND SHAREHOLDER DIVIDEND RESTRICTIONS:

    The maximum amount of dividends which can be paid without prior approval by State of Connecticut domiciled insurance companies to shareholders is restricted to the

AMERICAN MATURITY LIFE INSURANCE COMPANY                                      41
--------------------------------------------------------------------------------

greater of 10% of surplus of the preceding December 31 or the net gain from operations of the previous year. Dividends are paid as determined by the Board of Directors and are not cumulative. Current year dividends were $0.
 6. PENSION PLANS AND OTHER POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS:

    The Company's employees are included in ITT Hartford Group's non-contributory defined benefit pension plans. These plans provide pension benefits that are based on years of service and the employee's compensation during the last ten years of employment. ITT Hartford Group's funding policy is to contribute annually an amount between the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 and the maximum amount that can be deducted for Federal income tax return purposes. The Company also participates in an Investment and Savings Plan sponsored by ITT Hartford Group, which is available to substantially all employees. This plan includes a deferred compensation option under IRC section 401(k). The liabilities for these plans are included in the financial statements of ITT Hartford Group, and a portion of the expenses were allocated to the Company by HLA as part of rental and service fees.

    The Company's employees are included in ITT Hartford Group's contributory post-retirement defined health care and life insurance benefit plans. These plans provide health care and life insurance benefits for eligible retired employees. Substantially all employees may become eligible for those benefits if they reach normal or early retirement age while still working for the Company. ITT Hartford Group has prefunded a portion of the health care and life insurance obligations through trust funds where such prefunding can be accomplished on a tax effective basis.

    Post-retirement liabilities and expenses are allocated to the Company. The assumed rate of future increases in the per capita cost of health care (the health care trend rate) was 10.1% for 1995, decreasing ratably to 6% in the year 2001. Increasing the health care trend rates by one percent per year would have an immaterial impact on the accumulated post retirement benefit obligation and the annual expense. The post-retirement benefits expense allocated to the Company was not significant in 1995.

    Post-employment benefits are primarily comprised of obligations to provide medical and life insurance to employees on long term disability. The post-employment benefits expense was not significant in 1995.
 7. COMMITMENTS AND CONTINGENCIES:

    Under Insurance Guaranty Fund laws in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. The amount of any future assessments on AML under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. Additionally, Guaranty Fund assessments are used to reduce state premium taxes paid by the Company in certain states.
 8. GUARANTEED SEPARATE ACCOUNTS:

    The Company maintained separate account assets and liabilities totaling $18.3 million as of December 31, 1995 which are reported at fair value. No separate accounts existed as of December 31, 1994. Separate accounts reflect a guaranteed risk assumption wherein the Company contractually guarantees interest rates and a minimum return of account value to the policyholder.

    The guaranteed separate accounts include guaranteed individual annuity contracts. The portfolios are segregated from other investments and are managed so as to minimize liquidity and interest rate risk. To minimize the risk of disintermediation associated with early withdrawals, individual annuity contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using futures contracts which totaled $6 in carrying value and $3,800 in notional amounts as of December 31, 1995.

                                        PART C

                                  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

    (a) All financial statements are included in Part A and Part B of the Registration Statement.

    (b) (1) A copy of the resolution authorizing the Separate Account is incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-10105, filed on
              August 12, 1996.


         (2) Not applicable. American Maturity maintains custody of all assets.

         (3) (a) Principal Underwriter Agreement between American Maturity Life Insurance Company and Hartford Securities Distribution Company, Inc. is incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-10105, filed on August 12, 1996.

              (b)  Not applicable.

    (4) A copy of the Group Flexible Premium Variable Annuity Contract and the Flexible Premium Variable Annuity Certificate are filed herein.


    (5)  The Enrollment Form is filed herein.

    (6) (a) Certificate of Incorporation of American Maturity Life Insurance Company is incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-10105, filed on August 12, 1996.


         (b) Bylaws of American Maturity Life Insurance Company are incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-10105, filed on
              August 12, 1996.


    (7)  Not applicable.

    (8) Fund Participation agreements between Neuberger & Berman Advisors Management Trust and American Maturity Life; and Dreyfus Variable Investment Fund and American Maturity Life are filed herein. Fund Participation agreements between Janus Aspen Series and American Maturity Life; and Scudder Variable Life Investment Fund and American Maturity Life are incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-10105, filed on August 12, 1996.

    (9) Opinion and consent of Lynda Godkin, Esquire is incorporated by reference to the Initial Submission, to the Registration Statement File No. 333-10105, filed on August 12, 1996.

   (10)  Consent of Arthur Andersen LLP is filed herein.

    (11)  No financial statements are omitted.

    (12)  Not applicable.

    (13)  Not applicable.

    (14)  Not applicable.

Item 25. Directors and Officers of the Depositor

         Michael B. Cefole             Vice President and Chief Financial
                                       Officer

         James Cubanski                Assistant Secretary

         Lynda Godkin*                 General Counsel and Secretary

         David A. Hall*                Senior Vice President and
                                       Chief Investment Officer

         Michael J. Loparco            Vice President

         William B. Malchodi           Vice President and Director of Taxes

         Thomas M. Marra*              Chief Executive Officer

         Robert C. Mayne               Vice President

         Joseph J. Noto*               President and Chief Operating Officer

         Glenn S. Schafer*             Director

         Lowndes A. Smith*             Chairman

         Thomas C. Sutton*             Director

         George W. Tang                Vice President and Actuary

         Joseph Tedesco                Assistant Secretary

         Donald E. Waggaman, Jr.       Treasurer

* Indicates a Director

Unless otherwise indicated, the principal business address of each the above individuals is P.O. Box 2999, Hartford, CT 01604-2999.

Item 26. Persons Controlled By or Under Common Control with the Depositor or Registrant

         Exhibit 26 is incorporated by reference to the Initial Submission, to the Regstration Statement File No. 333-10105, filed on
         August 12, 1996.

Item 27. Number of Certificate Owners

         As of December 1, 1996 there were no Certificate Owners.

Item 28. Indemnification - The directors and officers of American Maturity and HSD are covered under a directors and officers liability insurance policy issued to ITT Hartford Insurance Group and its subsidiaries. Such policy will reimburse the Registrant for any payments that it shall make to directors and officers pursuant to law and will, subject to certain exclusions contained in the policy, further pay any other costs, charges and expenses and settlements and judgments arising from any proceeding involving any director or officer of the Registrant in his past or present capacity as such, and for which he may be liable, except as to any liabilities arising from acts that are deemed to be uninsurable. The Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

         (a)  HSD acts as principal underwriter for the following companies:

         Hartford Life Insurance Company - DC Variable Account I

         Hartford Life Insurance Company - Separate Account Two
         (DC Variable Account II)

         Hartford Life Insurance Company - Separate Account Two
         (Variable Account "A")

         Hartford Life Insurance Company - Separate Account Two
         (NQ Variable Account)

         Hartford Life Insurance Company - Separate Account Two
         (QP Variable Account)

         Hartford Life Insurance Company - Separate Account Two
         (Director)

         Hartford Life Insurance Company - Putnam Capital Manager Trust Separate Account

         Hartford Life and Accident Insurance Company - Putnam Capital Manager Separate Account One

         Hartford Life and Accident Insurance Company - Separate Account One

         ITT Hartford Life and Annuity Insurance Company - Separate Account One

         ITT Hartford Life and Annuity Insurance Company - Separate Account Two

         Hartford Life Insurance Company - Separate Account Three

         ITT Hartford Life and Annuity Insurance Company - Separate Account
         Three

         Hartford Life Insurance Company - Separate Account Five

         ITT Hartford Life and Annuity Insurance Company - Separate Account
         Five

         ITT Hartford Life and Annuity Insurance Company - Separate Account Six

    (b)  Directors and Officers of HSD

         Name and Principal            Positions and Offices
         Business Address                 With Underwriter
         ------------------            ----------------------
         Bruce D. Gardner                   Secretary

         George R. Jay                      Controller

         Lowndes A. Smith                   President

         Donald E. Waggaman, Jr.            Treasurer

Item 30. Location of Accounts and Records

              Accounts and records are maintained by:
              American Maturity Life Insurance Company
              P.O. Box 2999
              Hartford, Connecticut  06104-2999

Item 31. Management Services

              None

Item 32. Undertakings

    (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old so long as payments under the variable annuity contracts may be accepted.

    (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or
    (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

    (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.



    (d) American Maturity Life Insurance Company hereby represents that the aggregate fees and charges under the contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by American Maturity Life Insurance Company.


The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Council of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with the four provisions of the no-action letter.

                       AMERICAN MATURITY LIFE INSURANCE COMPANY

                                  POWER OF ATTORNEY


                Joseph J. Noto, President and Chief Operating Officer
                          Donald E. Waggaman, Jr., Treasurer
                      George W. Tang, Vice President and Actuary
            Michael B. Cefole, Vice President and Chief Financial Officer
                              Lowndes A. Smith, Chairman
                       Thomas M. Marra, Chief Executive Officer
                                   Thomas C. Sutton
          David A. Hall, Senior Vice President and Chief Investment Officer
                                   Glenn S. Schafer

do hereby jointly and severally authorize Lynda Godkin and/or Scott Richardson to sign as their agent, any Registration Statement, pre-effective amendment, and any post-effective amendment of American Maturity Life Insurance Company under the Securities Act of 1933 and/or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney for the purpose herein set forth.



    /s/ JOSEPH J. NOTO                 Dated      March 25, 1996
   -------------------------------            ------------------------
    Joseph J. Noto

    /s/ DONALD E. WAGGAMAN, JR.        Dated      March 26, 1996
   -------------------------------            ------------------------
    Donald E. Waggaman, Jr.

    /s/ GEORGE W. TANG                 Dated      March 25, 1996
   -------------------------------            ------------------------
    George W. Tang

    /s/ MICHAEL B. CEFOLE              Dated      March 25, 1996
   -------------------------------            ------------------------
    Michael B. Cefole

    /s/ LOWNDES A. SMITH               Dated      March 29, 1996
   -------------------------------            ------------------------
    Lowndes A. Smith

    /s/ THOMAS M. MARRA                Dated      April 2, 1996
   -------------------------------            ------------------------
    Thomas M. Marra

    /s/ THOMAS C. SUTTON               Dated      March 18, 1996
   -------------------------------            ------------------------
    Thomas C. Sutton

    /s/ DAVID A. HALL                  Dated      March 26, 1996
   -------------------------------            ------------------------
    David A. Hall

    /s/ GLENN S. SCHAFER               Dated      March 20, 1996
   -------------------------------            ------------------------
    Glenn S. Schafer

                                      SIGNATURES
                                      ----------

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 25 day of December 4, 1996.


AMERICAN MATURITY LIFE INSURANCE INSURANCE COMPANY
SEPARATE ACCOUNT AMLVA
    (Registrant)

*By:   /s/ JOSEPH J. NOTO                *By:   /s/ LYNDA GODKIN
    --------------------------------         --------------------------------
      Joseph J. Noto                           Lynda Godkin
      President and Chief Operating            Attorney-in-Fact
      Officer

AMERICAN MATURITY LIFE INSURANCE COMPANY
          (Depositor)

*By:   /s/ JOSEPH J. NOTO
    --------------------------------
      Joseph J. Noto
      President and Chief Operating
      Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons and in the capacities and on the dates indicated.

Joseph J. Noto, President and Chief Operating Officer*
Donald E. Waggaman, Jr., Treasurer*
Lynda Godkin, General Counsel and Secretary
George W. Tang, Vice President and Actuary*
Michael B. Cefole, Vice President and Chief
  Financial Officer*                               *By:  /s/ LYNDA GODKIN
Lowndes A. Smith, Chairman*                            ------------------------
Thomas M. Marra, Chief Executive Officer                     Lynda Godkin
Thomas C. Sutton*                                          Attorney-in-Fact


David A. Hall, Senior Vice President and Chief
  Investment Officer*                              Dated:   December 4, 1996
Glenn S. Schafer *                                       ----------------------